UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements 3Q25 in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB) Management Report BRADESCO | Management Report | Consolidated Financial Statements in IFRS 2 Dear Shareholders, We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first nine months of 2025. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB). Economic Comment The Brazilian economy showed mixed signals in the last quarter. On the one hand, there is already a slowdown in some sectors. On the other hand, the labor market remains heated, sustaining the dynamism of consumption. This accommodation is expected to intensify in the coming months, reflecting the Selic rate and the reduction of the fiscal momentum in the year. Our projections indicate that the GDP should grow 2.0% in 2025. The Central Bank of Brazil halted the rate hike cycle, after bringing the Selic rate to 15%. Although inflation expectations and the current inflation are still above expectation, there are signs of price decompression. We believe that inflation will continue to slow down in the coming months, favored by the accommodation of economic activity, the appreciation of the real against the dollar and the fall in cost inflation. This will allow the Central Bank of Brazil to start cutting the basic interest rate at the beginning of 2026. Uncertainties remain high on the international scene. The North-American economic policy represents the main vector of uncertainty for the performance of the global economy, also representing structural pressure on the dollar. This context is aggravated by the intensification of geopolitical disputes around the world. Highlights in the period In July 2025, Banco Bradesco S.A. (“Bradesco”) noticed to its shareholders and to the market in general the relevant fact that revised the Guidance for 2025, in compliance with Paragraph 4 of article 157 of Law No. 6,404/76 and CVM Resolution No. 44/21, increasing the projection of the Fee and Commission Income from “4% to 8%” to “5% to 9%” and the projection of the Income from Insurance, Pension Plans and Capitalization Operations from “6% to 10%” to “9% to 13%”. In September 2025, Bradesco disclosed to its shareholders and to the market in general that Atlântica Hospitais e Participações S.A. (an indirect subsidiary), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D’Or in the Atlântica D’Or hospital network, thus expanding the partnership signed with Rede D’Or, disclosed to the market on May 8 and November 1, 2024, retaining the existing corporate shareholding, with the 50.01% stake for Rede D’Or and 49.99% stake for Atlântica. It also informed that the expansion of the partnership is aligned with the strategy of Atlântica to invest in the health sector value chain through partnerships with players established in the operation of the hospitals. Finally, in September 2025, Bradesco approved, at a meeting of the Board of Directors, the proposal of the Board of Executive Officers to pay interest on intermediate equity, in the total amount of R$3,000,000,000.00, i.e. R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment will be made by April 30, 2026. BRADESCO | Management Report | Consolidated Financial Statements in IFRS 3 . highlighted information 9M25 TOTAL DEPOSITS (Sept25 vs. Sept24) R$667.1 bi (+8.2%) R$17.4 bi R$175.6 bi +5.1% y/y EARNINGS PER SHARE BOOK VALUE PER SHARE BOOK NET INCOME R$1.54 common R$1.70 preferred R$16.61 SHAREHOLDERS’ EQUITY (1) MARKET VALUE TIER I CAPITAL R$174.1 bi 13.4% SECURITIES (Sept25 vs. Sept24) R$832.7 bi (+11.4%) FVPL: R$454.6 bi (+31.4%) FVOCI: R$125.7 bi (-45.4%) Amortized Cost: R$252.4 bi (+47.4%) EXPANDED LOAN PORTFOLIO (Sept25 vs. Sept24) R$1,034.2 bi (+9.6%) INDIVIDUALS: R$451.6 bi (+13.8%) COMPANIES: R$582.7 bi (+6.5%) ALLOWANCE FOR EXPANDED LOANS (Sept25 vs. Sept24) R$55.9 bi (stable) INTEREST ON SHAREHOLDERS’ EQUITY R$10.6 bi (gross) +30.4% y/y (1) Equity attributable to shareholders of the parente. +0.7% y/y BRADESCO | Management Report | Consolidated Financial Statements in IFRS 4 Technology and innovation Bradesco’s digital transformation continues at an accelerated pace, consolidating technology as a strategic pillar to generate value for clients and the business. Guided by the Customer-centricity pillars, AI First, Business Acceleration and Efficiency, we continue to develop customized, secure and efficient digital solutions, anticipating data and behavior-based needs. The Bridge platform, which democratizes the use of generative AI for developers and business areas, continues to expand use cases with simplified integration and scalability, re-leveraging already built services. This evolution allows innovative solutions to reach the market faster, reinforcing our positioning in artificial intelligence. We are going beyond the AI First concept, we want to be technologically AI Ready and advance in the ambition to become an AI Powered bank, with practical applications that increase productivity, hyperpersonalization of experiences, with robust governance, security, risk monitoring and client engagement. Artificial intelligence has also been consolidated as a driver of productivity and experience. BIA Clientes with Generative AI is already available for 100% of the clients, with 87% resolution in the chat and integration in journeys like Pix Inteligente (Smart Pix) on WhatsApp. BIA Corporativa supports 100% of employees, with more than 2 million interactions supporting the search for content and responses. BIA Tech drives the development cycle with 64% more efficiency in writing stories, +80 thousand stories evaluated with GenAI, thousands of automatic code reviews per month and 85% reduction in test creation time, ensuring quality and speed in solution delivery. In digital channels for the Individual, we continue to evolve to provide more convenience and security. The Bradesco App has gained a centralized menu for overdraft management, allowing quick and intuitive adjustments in one place. To simplify the lives of clients, we launched the new payment slip search engine – DDA, which sends notifications whenever a financial commitment is issued. On the other hand, the contracting of the Private Payroll-Deductible Loans began to operate 24/7 through the App, reinforcing our commitment to the convenience, agility and digitalization of the journey. In security, we implemented the PIN replacement with facial biometrics in the creation and change of passwords, making the journey more fluid without neglecting protection. Another novelty is the smart alert against scams during phone calls. My Account, our international account, has gained two important features: receipt of dollar transfers and a panel of currencies that displays balances in different currencies with automatic conversion, ideal for those who carry out international operations or for travel. In the investment segment, we expanded the schedules for applications and redemptions of CDBs DI (Bank Certificate of Deposit – Interbank Deposit rate) and Automatic Funds Transfer offering more autonomy and flexibility, including on weekends and holidays. The Objectives functionality in the App stimulates financial planning, allowing custom simulations and targeted applications. In cards, we provide integration with Apple Pay for the Visa and Amex brands even before physical receipt, ensuring convenience and integration with digital payment methods, and have expanded virtual credit card generation for all brands. For Companies, the new Enterprise and Business platform (Empresas e Negócios), developed in cloud, offers services focused on the financial management of small businesses, with integration with BIA for intelligent customer service. We delivered full journeys for payments, schedules, overdraft changes, proof sharing and direct debit, all accessible and monitored. We also evolved Corporate credit with Pronampe and Procred, contracted for MEI (Individual Microentrepreneur) via Android and white label digital solutions for consortia. The activation and recovery journey of the M-Token gained autonomy in the App, eliminating faceto- face steps, and BIA started sending proactive alerts against fraud in payment slips and TEDs, preventing scams and ensuring more security. The quarter was also marked by the advancement of the Agile@Scale model, with the launch of eight new squads co-managed between technology and business, oriented to client journeys. This structure strengthens integration, increases team autonomy and accelerates the delivery of digital solutions. Since the beginning of the Change movement, we have achieved a reduction of almost 40% in the lead time and a 37% improvement in productivity, showing robust efficiency gains. BRADESCO | Management Report | Consolidated Financial Statements in IFRS 5 Products and services for the public sector Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.9 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country. We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor’s offices, public defender’s offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br. People, Culture & Performance Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life. Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences. At the end of the period, the Organization had 81,657 employees, 70,152 of Banco Bradesco and 11,505 of Affiliated and foreign companies. For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br. Sustainability for Bradesco Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency. As a relevant part of our strategic agenda, we assumed the commitment of allocating R$350 billion to sectors and activities with socio-environmental benefits by the end of the year. In September 2025, we reached 100% of this goal. We remain committed to the generation of sustainable business and support to our clients in the transition to a greener, resilient and inclusive economy. Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria. To keep up with our initiatives, visit bradescori.com.br / bradescosustentabilidade.com.br. BRADESCO | Management Report | Consolidated Financial Statements in IFRS 6 Corporate Governance Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization. The Shareholders’ Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco’s corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company’s Bylaws, are not cumulative. Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Banco Bradesco’s Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws. In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates. Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance section). Internal Audit It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives. The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers. BRADESCO | Management Report | Consolidated Financial Statements in IFRS 7 Policy for distribution of dividends and interest on shareholders’ equity As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares. Bradesco’s Shares, with high level of liquidity (BBDC4), accounted for 4.1% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index. Bradesco’s securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco’s presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility. Corporate Risk Management Corporate risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors. The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services. Independent Evaluation of Models Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques. We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts. When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization. BRADESCO | Management Report | Consolidated Financial Statements in IFRS 8 Compliance, Integrity, Ethics and Competition Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have. These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization’s Board of Directors. Independent Audit In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations. The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form. Social Investments FUNDAÇÃO BRADESCO Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels. All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country. Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil. These investments will enable: R$1.2 billion are allocated for Activity Expenses. SCHOOL NETWORK Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil. VIRTUAL SCHOOL Around 1,8 million users are expected to complete at least one of the free crash courses available on the portal. R$337 million are for investments in infrastructure and Educational Technology. R$ 1.5 billion Investment Forecast for 2025 These investments will enable: BRADESCO | Management Report | Consolidated Financial Statements in IFRS 9 Recognitions 3Q25 • Grupo Bradesco Seguros was recognized as the largest insurance company in Latin America in the 2024 Latin American Insurance Group Ranking, prepared by Mapfre Economics, an area of the Fundación Mapfre dedicated to research and analysis on insurance, finance and macroeconomics. • Bradesco BBI won the Euromoney Awards for Excellence as the Best Investment Bank in Brazil in 2025. The global award highlights and values the role of major financial institutions in their areas. • For the third consecutive year, VEJA São Paulo recognized the Bradesco Theater with the Best Loved Theater of São Paulo award. Acknowledgements The results presented in the third quarter confirm that the Bradesco Organization’s strategy is aligned with the challenges and transformations of the current market. Every accomplishment achieved is the result of the dedication of our employees and the trust of our shareholders and clients. It is this solid partnership that drives us to move forward, with responsibility, innovation and commitment to excellence. Thank you all. Cidade de Deus, October 28, 2025 Board of Directors and Board of Executive Officers BRADESCO | Consolidated Financial Statements in IFRS 10 Consolidated Financial Statements in IFRS | Table of Contents Consolidated Statements of Financial Position .................................................................................................................................................... 11 Consolidated Statements of Income ..................................................................................................................................................................... 12 Consolidated Statements of Comprehensive Income ....................................................................................................................................... 13 Consolidated Statements of Changes in Equity .................................................................................................................................................. 14 Consolidated Statements of Cash Flows ........................................................................................................................................................ 15-16 Notes to the Condensed Consolidated Interim Financial Statements ...................................................................................................... 17-97 Independent Auditor’s Report................................................................................................................................................................................ 98 Fiscal Council’s Report ............................................................................................................................................................................................ 99 Index of Notes to the Condensed Consolidated Interim Financial Statements 1) GENERAL INFORMATION ........................................................ 17 2) MATERIAL ACCOUNTING POLICIES ...................................... 17 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS ................... 21 4) ESTIMATES AND JUDGMENTS .............................................. 22 5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS ................................................................................................... 23 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS ................................................. 23 7) DERIVATIVE FINANCIAL INSTRUMENTS ............................. 24 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ..................................................... 31 9) BONDS AND SECURITIES AT AMORTIZED COST ............... 32 10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS ... 33 11) LOANS AND ADVANCES TO CUSTOMERS .......................... 33 12) NON-CURRENT ASSETS HELD FOR SALE ........................... 44 13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ... 45 14) PROPERTY AND EQUIPMENT ................................................ 47 15) INTANGIBLE ASSETS AND GOODWILL ................................ 49 16) OTHER ASSETS ....................................................................... 50 17) DEPOSITS FROM BANKS ....................................................... 50 18) DEPOSITS FROM CUSTOMERS .............................................. 51 19) FUNDS FROM SECURITIES ISSUED ....................................... 51 20) SUBORDINATED DEBTS ......................................................... 52 21) INSURANCE CONTRACTS ...................................................... 53 22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES .... 60 23) OTHER LIABILITIES ................................................................. 63 24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS…………………………………………………….64 25) EQUITY ..................................................................................... 65 26) EARNINGS PER SHARE ........................................................... 67 27) NET INTEREST INCOME ......................................................... 68 28) FEE AND COMISSION INCOME .............................................. 68 29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 69 30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ..... 69 31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS ...................................................................... 69 32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS ……… .......................................................................................... 69 33) PERSONNEL EXPENSES ......................................................... 69 34) OTHER ADMINISTRATIVE EXPENSES .................................. 69 35) DEPRECIATION AND AMORTIZATION ................................. 70 36) OTHER OPERATING INCOME/(EXPENSES) ......................... 70 37) INCOME TAX AND SOCIAL CONTRIBUTION ........................ 71 38) OPERATING SEGMENTS ........................................................ 75 39) TRANSACTIONS WITH RELATED PARTIES ......................... 78 40) RISK MANAGEMENT ............................................................... 80 41) SUPPLEMENTARY PENSION PLANS ..................................... 96 42) OTHER INFORMATION ........................................................... 96 BRADESCO | Consolidated Financial Statements in IFRS 11 Consolidated Financial Statements in IFRS | Consolidated Statements of Financial Position R$ thousands Note On September 30, 2025 On December 31, 2024 Assets Cash and balances with banks 5 136,568,277 146,614,670 Financial assets at fair value through profit or loss 6a 477,434,196 371,883,348 Financial assets at fair value through other comprehensive income 8 125,735,914 156,292,584 Financial assets at amortized cost Loans and advances to banks, net of provision for expected losses 10 237,139,862 196,233,298 - Loans and advances to customers, net of provision for expected losses 11 707,681,909 672,382,105 - Securities, net of provision for expected losses 9 252,384,003 266,991,967 - Other financial assets 16 77,354,521 81,195,242 Non-current assets held for sale 12 3,724,809 3,494,950 Investments in associates and joint ventures 13 12,653,425 11,029,012 Premises and equipment 14 9,013,300 10,220,444 Intangible assets and goodwill 15 24,162,856 23,749,208 Current income and other tax assets 13,169,759 11,764,176 Deferred tax liabilities 37 109,311,507 101,808,543 Other assets 16 16,440,386 15,824,815 Total assets 2,202,774,724 2,069,484,362 Liabilities Liabilities at amortized cost - Deposits from banks 17 387,655,291 361,818,310 - Deposits from customers 18 660,629,421 644,338,463 - Securities issued 19 297,331,225 257,977,344 - Subordinated debts 20 51,962,425 57,458,927 - Other financial liabilities 23 110,364,341 101,086,011 Financial liabilities at fair value through profit or loss 6c 21,142,613 16,240,611 Expected credit losses - Loan Commitments 11 1,918,397 2,447,791 - Financial guarantees 11 1,257,918 1,257,645 Insurance contract liabilities 21 409,542,714 378,792,820 Other provisions 20,627,039 20,033,774 Current income tax liabilities 1,955,172 2,043,616 Deferred tax liabilities 37c 1,879,650 1,664,666 Other liabilities 23 60,364,091 55,381,892 Total liabilities 2,026,630,297 1,900,541,870 Shareholders’ equity 25 Capital 87,100,000 87,100,000 Treasury shares (168,625) (568,728) Capital reserves 35,973 35,973 Profit reserves 91,346,664 84,532,203 Additional paid-in capital 70,496 70,496 Other comprehensive income 661,657 (250,645) Accumulated profit/(loss) (3,410,940) (2,509,646) Equity attributable to shareholders of the parent 175,635,225 168,409,653 Non-controlling shareholders’ 509,202 532,839 Total shareholders’ equity 176,144,427 168,942,492 Total shareholders’ equity and liabilities 2,202,774,724 2,069,484,362 The Notes are an integral part of the Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements in IFRS 12 Consolidated Financial Statements in IFRS | Consolidated Statements of Income R$ thousands Note For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Interest and similar income 68,707,657 50,918,570 193,865,211 156,491,337 Interest and similar expenses (52,694,311) (37,292,629) (138,997,738) (107,728,846) Net interest income 27 16,013,346 13,625,941 54,867,473 48,762,491 Fee and commission income 28 7,980,670 7,266,080 23,014,738 20,982,624 Net gains/(losses) on financial assets and liabilities at fair value through profit or loss 29 800,293 (145,897) 2,598,715 (2,253,743) Net gains/(losses) on financial assets at fair value through other comprehensive income 71,824 1,037,741 40,357 795,122 Net gains/(losses) on foreign currency transactions 794,285 692,264 (680,489) 1,732,804 Gross profit from insurance and pension plans 32 2,318,660 2,437,020 8,262,198 5,609,385 - Insurance and pension income 15,435,988 14,307,606 45,271,669 41,604,921 - Insurance and pension expenses (13,117,328) (11,870,586) (37,009,471) (35,995,536) Other operating income 3,985,062 4,021,128 10,220,781 5,883,568 Expected loss on loans and advances 11 (6,891,527) (3,070,420) (22,039,311) (17,705,925) Constitution/(Reversion) on expected loss on other financial assets 8 and 9 97,378 (900,349) 322,604 (651,887) Personnel expenses 33 (6,183,717) (5,625,937) (18,004,098) (16,260,514) Other administrative expenses 34 (4,076,365) (4,063,207) (11,580,048) (11,960,914) Depreciation and amortization 35 (1,755,648) (1,609,400) (5,253,791) (4,677,509) Other operating income/(expenses) 36 (4,742,526) (4,439,790) (17,612,081) (12,070,610) Other operating expense (23,552,405) (19,709,103) (74,166,725) (63,327,359) Income before income taxes and share of profit of associates and joint ventures 4,426,673 5,204,046 13,936,267 12,301,324 Share of profit of associates and joint ventures 13 453,671 372,049 1,336,399 1,304,045 Income before income taxes 4,880,344 5,576,095 15,272,666 13,605,369 Income tax benefit / (expense) 37 687,672 (631,012) 2,110,277 (272,111) Net income for the period 5,568,016 4,945,083 17,382,943 13,333,258 Attributable to shareholders: Shareholders of the parent 5,500,665 4,869,616 17,172,215 13,106,712 Non-controlling interests 67,351 75,467 210,728 226,546 Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share): – Earnings per common share 26 0.49 0.44 1.54 1.17 – Earnings per preferred share 26 0.55 0.48 1.70 1.30 The Notes are an integral part of the Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements in IFRS 13 Consolidated Financial Statements in IFRS | Consolidated Statements of Comprehensive Income Note R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Net income for the period 5,568,016 4,945,083 17,382,943 13,333,258 Items that are or may be reclassified to the consolidated statement of income Financial assets at fair value through other comprehensive income - Net change in fair value (224,765) 883,599 3,375,490 (8,348,195) - Gains/(losses) reclassified to profit or loss 30 71,824 1,037,741 40,357 795,122 - Tax effect 52,435 (683,387) (1,294,991) 3,312,945 Unrealized gains/(losses) on hedge 7 - Cash flow hedge 93,797 169,548 (328,439) 614,902 - Hedge of investment abroad 85,496 268,079 575,414 (253,434) - Tax effect (82,956) (205,429) (126,305) (160,672) Foreign exchange differences on translations of foreign operations Foreign currency translation differences of foreign operations (40,289) (130,242) (288,293) 134,630 Items that will not be reclassified to the consolidated statement of income Net change in fair value of equity instruments at fair value through other comprehensive income 261,375 (1,643,217) (1,207,515) (1,588,038) Tax effect (93,914) 571,858 422,634 552,609 Other (250,143) 133,345 (256,050) 1,174,148 Total other comprehensive income (127,140) 401,895 912,302 (3,765,983) Total comprehensive income 5,440,876 5,346,978 18,295,245 9,567,275 Attributable to shareholders: Shareholders of the parent 5,373,525 5,271,511 18,084,517 9,340,729 Non-controlling interests 67,351 75,467 210,728 226,546 The Notes are an integral part of the Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements in IFRS 14 Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity R$ thousands Capital Treasury shares Capital reserves Profit reserves Additional paid-in capital Other comprehensive income Accumulated profit/(loss) Equity attributable to controlling shareholders of the parent Noncontrolling shareholders Total Legal Statutory Balance on December 31, 2023 87,100,000 - 35,973 13,340,705 63,389,338 70,496 3,159,773 (765,320) 166,330,965 683,159 167,014,124 Net income - - - - - - - 13,106,712 13,106,712 226,546 13,333,258 Financial assets at fair value through other comprehensive income and hedge gains/losses - - - - - - (5,074,761) - (5,074,761) - (5,074,761) Foreign currency translation adjustment - - - - - - 134,630 - 134,630 - 134,630 Other - - - - - - 1,174,148 73,088 1,247,236 - 1,247,236 Comprehensive income - - - - - - (3,765,983) 13,179,800 9,413,817 226,546 9,640,363 Capital increase/decrease with reserves - - - - - - - - - (384,012) (384,012) Transfers to reserves - - - 707,611 5,270,420 - - (5,978,031) - - - Acquisition of treasury shares - (442,735) - - - - - - (442,735) - (442,735) Interest on Shareholders’ Equity Dividends paid and/or provisioned - - - - - - - (8,174,182) (8,174,182) - (8,174,182) Balance on September 30, 2024 87,100,000 (442,735) 35,973 14,048,316 68,659,758 70,496 (606,210) (1,737,733) 167,127,865 525,693 167,653,558 Balance on December 31, 2024 87,100,000 (568,728) 35,973 14,294,978 70,237,225 70,496 (250,645) (2,509,646) 168,409,653 532,839 168,942,492 Net income - - - - - - - 17,172,215 17,172,215 210,728 17,382,943 Financial assets at fair value through other comprehensive income and hedge gains/losses - - - - - - 1,456,645 - 1,456,645 - 1,456,645 Foreign currency translation adjustment - - - - - - (288,293) - (288,293) - (288,293) Other - - - - - - (256,050) - (256,050) - (256,050) Comprehensive income - - - - - - 912,302 17,172,215 18,084,517 210,728 18,295,245 Capital increase/decrease with reserves - - - - - - - - - (234,365) (234,365) Transfers to reserves - - - 903,675 6,533,510 - - (7,437,185) - - - Acquisition of treasury shares - (222,621) - - - - - - (222,621) - (222,621) Cancellation of treasury shares - 622,724 - - (622,724) - - - - - - Interest on Shareholders’ Equity Dividends paid and/or provisioned - - - - - - - (10,636,324) (10,636,324) - (10,636,324) Balance on September 30, 2025 87,100,000 (168,625) 35,973 15,198,653 76,148,011 70,496 661,657 (3,410,940) 175,635,225 509,202 176,144,427 The Notes are an integral part of the Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements in IFRS 15 Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows R$ thousands Nine-month period ended September 30 2025 2024 Operating activities Income before income taxes 15,272,666 13,605,369 Adjustments to reconcile income before income tax to net cash flow from operating activities: Expected loss on loans and advances 22,039,311 17,705,925 Change in insurance contract liabilities 27,594,306 38,551,994 Net Gains/(Losses) on financial assets at fair value through other comprehensive income (40,357) (795,122) Expenses with provisions and contingent liabilities 7,952,885 4,402,013 (Gain)/Loss due to impairment of assets (322,604) 651,887 Depreciation 1,805,552 1,986,324 Amortization of intangible assets 3,448,239 2,991,793 Share of profit of associates and joint ventures (1,336,399) (1,304,045) (Gains)/Losses on disposal of non-current assets held for sale (143,140) (4,993) (Gains)/Losses from disposal of premises and equipment 117,796 (111,823) (Gains)/Losses on the sale of investments in associates (51,709) 12,952 Effect of changes in foreign exchange rates on cash and cash equivalents 200,715 198,899 (Increase)/Decrease in assets (288,540,711) (162,164,549) Compulsory deposits with the Central Bank 1,077,875 2,996,925 Loans and advances to banks (14,148,048) 29,036,888 Loans and advances to customers (146,268,864) (158,202,164) Financial assets at fair value through profit or loss (102,124,807) 20,298,565 Other assets (27,076,867) (56,294,763) Increase/(Decrease) in Changes in Liabilities 164,184,996 114,829,539 Deposits from banks 61,351,296 52,913,561 Deposits from customers 56,843,501 23,230,494 Financial liabilities at fair value through profit or loss 4,902,002 900,339 Insurance contract liabilities 3,155,588 (11,466,870) Other provisions (7,359,620) (6,681,053) Other liabilities 45,292,229 55,933,068 Cash generated by operations (47,818,454) 30,556,163 Interest received on financial assets at FVTPL and amortized costs 87,186,776 74,688,539 Interest paid on finacial assets at FVTPL and amortized cost (76,066,858) (60,140,476) Income tax and social contribution paid (5,983,130) (5,130,375) Net cash provided by/(used in) operating activities (42,681,666) 39,973,851 Investing activities (Acquisitions) of subsidiaries, net of cash and cash equivalents - (211,140) (Acquisition) of financial assets at fair value through other comprehensive income (63,446,171) (67,269,489) Disposal of financial assets at fair value through other comprehensive income 86,271,679 46,266,635 Maturity of financial assets at amortized cost 89,891,202 65,910,707 (Acquisition) of financial assets at amortized cost (73,695,499) (56,544,790) Disposal of non-current assets held for sale 730,435 436,159 (Acquisitions) of investments in associates (2,728,230) (1,159,572) Disposal of investments in associates 16,711 - Dividends and interest on equity received 282,987 292,228 (Acquisition) of premises and equipment (3,520,108) (1,924,241) Proceeds from sale of premises and equipment 670,849 519,153 (Acquisition) of intangible assets (3,861,887) (4,078,470) Interest received on financial assets at FVTPL and amortized costs 38,273,729 22,460,331 Net cash provided by / (used in) investing activities 68,885,697 4,697,511 Financing activities Funds from securities issued 106,148,486 41,091,223 Payments on securities issued (72,562,985) (39,487,343) Funds from subordinated debt issued 5,555,700 - Payments on subordinated debts (11,773,420) (312,270) BRADESCO | Consolidated Financial Statements in IFRS 16 Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows R$ thousands Nine-month period ended September 30 2025 2024 Lease payments (1,135,546) (1,106,429) Non-controlling interests in subsidiaries (234,365) (384,011) Interest paid on finacial assets at FVTPL and amortized cost (25,012,341) (11,879,623) Interest on shareholders´ equity/dividends paid (9,164,054) (5,872,449) Acquisition of treasury shares (222,621) (442,735) Net cash provided by/(used in) financing activities (8,401,146) (18,393,637) Increase/(Decrease) in cash and cash equivalents 17,802,885 26,277,725 Cash and cash equivalents At the beginning of the period 208,023,801 186,790,580 Effect of changes in foreign exchange rates on cash and cash equivalents (200,715) (198,899) At period end 225,625,971 212,869,406 Increase/(Decrease) in cash and cash equivalents 17,802,885 26,277,725 The Notes are an integral part of the Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements in IFRS 17 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 1) GENERAL INFORMATION Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Group”) is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil. Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio. The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale. The Company was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”). The consolidated financial statements were approved by the Board of Directors on October 28, 2025. 2) MATERIAL ACCOUNTING POLICIES These condensed consolidated interim financial statements were prepared in accordance with the international accounting standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IFRS Accounting Standards). The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The condensed consolidated interim financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected losses associated with the credit risk of financial assets and liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in Note 4. BRADESCO | Consolidated Financial Statements in IFRS 18 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual consolidated financial statements of the fiscal year ended December 31, 2024, and should be reviewed in conjunction with those statements. Some numbers included in these consolidated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them. BRADESCO | Consolidated Financial Statements in IFRS 19 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Consolidation The condensed consolidated interim financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities. The main subsidiaries included in the condensed consolidated interim financial statements are as follows: Headquarters' location Activity Equity interest Total participation of the Voting Capital On September 30, 2025 On December 31, 2024 On September 30, 2025 On December 31, 2024 Financial Sector – Brazil Ágora Corretora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Banco Bradescard S.A. São Paulo - Brazil Cards 100.00% 100.00% 100.00% 100.00% Banco Bradesco BBI S.A. São Paulo - Brazil Investment bank 100.00% 100.00% 100.00% 100.00% Banco Bradesco BERJ S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco Financiamentos S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Losango S.A. Banco Múltiplo Rio de Janeiro - Brazil Banking 100.00% 100.00% 100.00% 100.00% Bradesco Administradora de Consórcios Ltda. São Paulo - Brazil Consortium management 100.00% 100.00% 100.00% 100.00% Bradesco Leasing S.A. Arrendamento Mercantil São Paulo - Brazil Leases 100.00% 100.00% 100.00% 100.00% Bradesco-Kirton Corretora de Câmbio S.A. São Paulo - Brazil Exchange Broker 99.97% 99.97% 99.97% 99.97% Bradesco S.A. Corretora de Títulos e Valores Mobiliários São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Kirton Bank S.A. Banco Múltiplo São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Digio S.A. São Paulo - Brazil Digital Bank 100.00% 100.00% 100.00% 100.00% Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Asset management 61.56% 51.00% 61.56% 51.00% Tempo Serviços Ltda. Minas Gerais - Brazil Services 100.00% 100.00% 100.00% 100.00% Financial Sector – Overseas Banco Bradesco Europa S.A. (1) Luxembourg - Luxembourg Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. Grand Cayman Branch (1) Georgetown - Cayman Islands Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. New York Branch (1) New York - United States Banking 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Inc. (1) New York - United States Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, UK. Limited (1) London - United Kingdom Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Hong Kong Limited (1) Hong Kong - China Brokerage 100.00% 100.00% 100.00% 100.00% Bradescard México, Sociedad de Responsabilidad Limitada (2) Jalisco - Mexico Cards 100.00% 100.00% 100.00% 100.00% Bradesco Bank (3) Florida - United States Banking 100.00% 100.00% 100.00% 100.00% Insurance, Pension Plan and Capitalization Bond Sector - In Brazil Bradesco Auto/RE Companhia de Seguros Rio de Janeiro - Brazil Insurance 100.00% 100.00% 100.00% 100.00% Bradesco Capitalização S.A. São Paulo - Brazil Capitalization bonds 100.00% 100.00% 100.00% 100.00% BRADESCO | Consolidated Financial Statements in IFRS 20 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Headquarters' location Activity Equity interest Total participation of the Voting Capital On September 30, 2025 On December 31, 2024 On September 30, 2025 On December 31, 2024 Bradesco Saúde S.A. Rio de Janeiro - Brazil Insurance/health 100.00% 100.00% 100.00% 100.00% Bradesco Seguros S.A. São Paulo - Brazil Insurance 99.96% 99.96% 99.96% 99.96% Bradesco Vida e Previdência S.A. São Paulo - Brazil Pension plan/Insurance 100.00% 100.00% 100.00% 100.00% Odontoprev S.A. (4) São Paulo - Brazil Dental care 52.89% 52.89% 52.89% 52.89% Insurance - Overseas Bradesco Argentina de Seguros S.A. (1) (4) Buenos Aires - Argentina Insurance 99.98% 99.98% 99.98% 99.98% Other Activities - Brazil Andorra Holdings S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradseg Participações S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Nova Paiol Participações Ltda. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradescor Corretora de Seguros Ltda. São Paulo - Brazil Insurance Brokerage 100.00% 100.00% 100.00% 100.00% BSP Empreendimentos Imobiliários S.A. São Paulo - Brazil Real estate 100.00% 100.00% 100.00% 100.00% Cia. Securitizadora de Créditos Financeiros São Paulo - Brazil Credit acquisition 100.00% 100.00% 100.00% 100.00% Investment Funds (5) Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Private PB FIC FI RF Cred Priv PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC de FI Renda Fixa A PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Referenciado DI União São Paulo - Brazil Investment Fund 92.90% 94.93% 92.90% 94.93% Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC FI R.F. PGBL/VGBL Fix Plus São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Fundo de Investimento RF Memorial São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC FI RF Athenas PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% (1) The functional currency of these companies abroad is the Brazilian Real; (2) The functional currency of this company is the Mexican Peso; (3) The functional currency of this company is the US Dollar; (4) Accounting information used with date lag of up to 60 days; and (5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated. BRADESCO | Consolidated Financial Statements in IFRS 21 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS a) Standards, amendments and interpretations of standards adopted from January 1, 2025 Amendments IAS 21 – Lack of convertibility between currencies Issued in August 2023, the amendments require that useful and complete information be provided in a company's financial statements when one currency cannot be translated into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, the regulation requires the companies to determine an exchange rate to be used and to disclose this situation appropriately. These changes are effective as of January 1, 2025 and the Group has concluded that there were no impacts with the application of this standard. b) Standards, amendments and interpretations of standards issued but not yet effective Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments are effective as of January 1, 2026 and the Group is reviewing the impacts of the new standard. Amendments to IFRS 9 and IFRS 7 - Nature-dependent Electricity Contracts The amendments, issued in December 2024, seek to improve how companies report the financial effects of nature-dependent electricity contracts, often structured as power purchase agreements (PPAs). The amendments include clarifications of the application of “own use” requirements, permitting hedge accounting if these contracts are used as hedging instruments, and add new disclosure requirements to help investors understand the impact of these contracts on companies' financial performance and cash flows. These amendments are effective as of January 1, 2026, and could be applied earlier. The Group is reviewing the impacts of this change on the standards. New IFRS 18 - Presentation and Disclosure in Financial Statements The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the Group of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and Specific BRADESCO | Consolidated Financial Statements in IFRS 22 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard. New IFRS 19 – Subsidiaries without Public Accountability The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard. 4) ESTIMATES AND JUDGMENTS The Group adopts estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, and the assumptions are determined in accordance with the applicable standard. They are evaluated on an ongoing basis, based on our historical experience and other factors, including expectations of future events, which are considered reasonable in the current circumstances. Judgments Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes: - Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee; and - Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA). Estimates Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, and the actual results may be different from those previously established. The table below includes the significant accounting estimates and their respective notes: Accounting estimates Note ● Fair value of financial instruments 40.4 / 29 and 30 / 6 to 8 ● Expected credit loss 40.2 / 10 and 11 ● Impairment of intangible assets and goodwill 15 ● Realization of deferred income tax 37 ● Insurance contract liabilities 21 ● Other provisions 22 For further details on accounting judgments and estimates, see Notes 2 and 4 to the Consolidated Financial Statements of December 31, 2024. BRADESCO | Consolidated Financial Statements in IFRS 23 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS a) Cash, cash equivalents and balances with banks R$ thousands On September 30, 2025 On December 31, 2024 Cash and due from banks in domestic currency 14,553,657 17,384,505 Cash and due from banks in foreign currency 2,306,116 2,143,785 Reverse repurchase agreements (1) (a) 197,766,198 171,195,511 Discretionary deposits at the Central Bank 11,000,000 17,300,000 Cash and cash equivalents 225,625,971 208,023,801 Compulsory deposits with the Central Bank (2) 108,708,504 109,786,380 Cash, cash equivalents and balances with banks (b) 334,334,475 317,810,181 Cash and balances with banks (b) - (a) 136,568,277 146,614,670 (1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as ‘loans and advances to financial institutions’ – refer to note 10; and (2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties. 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS a) Financial assets at fair value through profit or loss R$ thousands On September 30, 2025 On December 31, 2024 Financial assets Brazilian government bonds 346,965,183 263,224,363 Bank debt securities 36,321,334 36,983,297 Corporate debt and marketable equity securities 55,006,241 41,637,680 Mutual funds 16,216,537 9,368,468 Brazilian sovereign bonds 54,279 366,034 Foreign governments securities 33,153 468,521 Derivative financial instruments 22,837,469 19,834,985 Total 477,434,196 371,883,348 b) Maturity R$ thousands On September 30, 2025 On December 31, 2024 Maturity of up to one year 64,697,991 53,549,658 Maturity of one to five years 308,232,109 228,464,602 Maturity of five to 10 years 59,431,500 57,839,535 Maturity of over 10 years 12,107,051 8,119,026 No stated maturity 32,965,545 23,910,527 Total 477,434,196 371,883,348 The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$14,853,087 thousand on September 30, 2025 (R$15,626,382 thousand on December 31, 2024), being composed primarily of Brazilian government bonds. BRADESCO | Consolidated Financial Statements in IFRS 24 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements c) Liabilities at fair value through profit or loss R$ thousands On September 30, 2025 On December 31, 2024 Derivative financial instruments 21,142,613 16,240,611 Total 21,142,613 16,240,611 7) DERIVATIVE FINANCIAL INSTRUMENTS Bradesco carries out transactions with derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers’ requests, in order to manage their exposure. These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts and credit derivatives. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries. Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category as shown in the consolidated financial statements. Fair value is generally determined based on market quotations or prices applicable to assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated on information from market operators, pricing models, discounted cash flow, or similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management. The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets. The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. The fair value of credit derivatives is determined based on market quotations or obtained from specialized entities. Current market prices are used to calculate volatility. To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is taken into account, thus associating an expected loss for each derivatives portfolio (Credit valuation adjustment). BRADESCO | Consolidated Financial Statements in IFRS 25 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives carried out abroad refer to swaps, forwards, options, credit derivatives and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the overthe- counter market. Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges. Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds. BRADESCO | Consolidated Financial Statements in IFRS 26 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements R$ thousands On September 30, 2025 On December 31, 2024 Notional value Amortized cost Fair Value Adjustment Fair Value Notional value Amortized cost Fair Value Adjustment Fair Value Futures contracts Purchase commitments: 150,287,340 201,089 - 201,089 211,703,083 313,498 - 313,498 - Interbank market 85,607,372 39,924 - 39,924 178,029,255 133,681 - 133,681 - Foreign currency 39,012,731 21,003 - 21,003 22,985,640 140,203 - 140,203 - Other 25,667,237 140,162 - 140,162 10,688,188 39,614 - 39,614 Sale commitments: 168,759,775 (156,527) - (156,527) 161,641,895 (174,595) - (174,595) - Interbank market (1) 125,986,487 (86,061) - (86,061) 95,605,090 (107,908) - (107,908) - Foreign currency (2) 33,685,367 (50,221) - (50,221) 48,246,297 (29,358) (29,358) - Other 9,087,921 (20,245) - (20,245) 17,790,508 (37,329) (37,329) Option contracts Purchase commitments: 710,470,773 1,527,787 203,860 1,731,647 685,622,189 1,151,336 27,409 1,178,745 - Interbank market 636,486,402 120,820 - 120,820 528,190,365 504,563 - 504,563 - Foreign currency 9,804,114 877,746 189,842 1,067,588 3,949,723 156,053 (42,981) 113,072 - Other 64,180,257 529,221 14,018 543,239 153,482,101 490,720 70,390 561,110 Sale commitments: 717,903,997 (2,058,175) 117,681 (1,940,494) 672,980,325 (1,779,852) 123,200 (1,656,652) - Interbank market 640,768,816 (123,548) - (123,548) 513,818,125 (440,226) - (440,226) - Foreign currency 13,129,225 (600,288) (68,864) (669,152) 6,870,683 (220,375) (180,480) (400,855) - Other 64,005,956 (1,334,339) 186,545 (1,147,794) 152,291,517 (1,119,251) 303,680 (815,571) Forward contracts Purchase commitments: 72,142,078 11,510,545 (20,242) 11,490,303 64,273,935 2,540,319 (11,634) 2,528,685 - Foreign currency 62,229,607 2,474,524 - 2,474,524 62,442,929 2,569,853 - 2,569,853 - Other 9,912,471 9,036,021 (20,242) 9,015,779 1,831,006 (29,534) (11,634) (41,168) Sale commitments: 56,003,891 (12,032,718) (291) (12,033,009) 47,310,325 (1,099,617) (17,442) (1,117,059) - Foreign currency (2) 49,535,630 (3,600,324) - (3,600,324) 46,463,548 (1,522,017) - (1,522,017) - Other 6,468,261 (8,432,394) (291) (8,432,685) 846,777 422,400 (17,442) 404,958 Swap contracts Assets (long position): 1,077,837,551 6,074,425 3,303,307 9,377,732 1,080,360,424 9,792,714 3,841,711 13,634,425 - Interbank market 209,147,880 2,395,733 2,940,747 5,336,480 57,567,711 949,727 3,611,358 4,561,085 - Fixed rate 233,519,441 1,988,459 (1,442,115) 546,344 692,873,598 893,378 (513,808) 379,570 - Foreign currency 624,662,741 917,614 1,343,927 2,261,541 319,020,245 7,213,979 258,094 7,472,073 - IGPM (General Index of market pricing) 31,881 36,770 (3,896) 32,874 41,362 41,466 399 41,865 BRADESCO | Consolidated Financial Statements in IFRS 27 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements R$ thousands On September 30, 2025 On December 31, 2024 Notional value Amortized cost Fair Value Adjustment Fair Value Notional value Amortized cost Fair Value Adjustment Fair Value - Other 10,475,608 735,849 464,644 1,200,493 10,857,508 694,164 485,668 1,179,832 Liabilities (short position): 694,265,140 (7,327,039) 351,154 (6,975,885) 934,060,342 (10,271,413) (702,357) (10,973,770) - Interbank market 30,341,303 (1,470,909) (257,389) (1,728,298) 246,185,275 (1,575,404) (832,866) (2,408,270) - Fixed rate 526,548,524 (1,177,153) 7,373 (1,169,780) 477,454,859 (221,059) (93,611) (314,670) - Foreign currency 123,132,303 (2,683,252) (55,594) (2,738,846) 202,546,445 (7,735,810) 208,073 (7,527,737) - IGPM (General Index of market pricing) 103,000 (145,278) 18,230 (127,048) 103,000 (157,830) (1,063) (158,893) - Other 14,140,010 (1,850,447) 638,534 (1,211,913) 7,770,763 (581,310) 17,110 (564,200) Total 3,647,670,545 (2,260,613) 3,955,469 1,694,856 3,857,952,518 472,390 3,260,887 3,733,277 Derivatives include operations maturing in D+1 (day after reporting date). (1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$71,947,890 thousand (R$59,956,404 thousand on December 31, 2024); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$6,034,612 thousand (R$24,468,458 thousand on December 31, 2024); and (2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$37,473,076 thousand (R$42,019,674 thousand on December 31, 2024). Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates. The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments. BRADESCO | Consolidated Financial Statements in IFRS 28 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Credit Default Swap – CDS In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation. In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment. R$ thousands On September 30, 2025 (1) On December 31, 2024 Risk received in credit swaps - Notional 1,623,157 1,954,290 - Debt securities issued by companies 1,151,716 783,357 - Brazilian government bonds 471,441 714,560 - Foreign government bonds - 456,373 Risk transferred in credit swaps - Notional (132,965) (1,120,806) - Companies bonds (132,965) (154,807) - Brazilian government bonds - (705,922) - Foreign government bonds - (260,077) (1) The adjustment to the fair value of credit swaps for risk received is R$(1,635) thousand and for risk transferred R$(679) thousand. The contracts related to credit derivative transactions described above are due in 2031. There were no credit events, as defined in the agreements, during the period. The Company has the following hedge accounting transactions: Cash Flow Hedge The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion is recognized directly in the statement of income. Strategy R$ thousands Hedge instrument nominal value Hedge object carrying amount Accumulated fair value adjustments in shareholders's equity (gross of tax effects) Accumulated fair value adjustments in shareholders's equity (net of tax effects) On September 30, 2025 Hedge of interest receipts from investments in securities (1) 6,034,612 6,127,505 (58,096) (31,953) Hedge of interest payments on funding (1) 71,947,890 72,616,541 (177,098) (97,619) On December 31, 2024 Hedge of interest receipts from investments in securities (1) 24,468,458 24,913,057 (147,831) (81,307) Hedge of interest payments on funding (1) 59,956,404 61,308,525 258,194 142,045 (1) Refers to the DI interest rate risk, using DI Futures contracts in B3, Swaps and e FED funds, with the maturity dates until 2032, making the cash flow fixed. In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously BRADESCO | Consolidated Financial Statements in IFRS 29 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. For the nine-month period ended September 30, 2025, the amount of R$697,870 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI for the nine-month period ended September 30, 2025 is R$7,251 thousand, this amount will be appropriated to profit or loss until the year 2027. There were no reclassifications for the result of amounts recorded in other comprehensive income for the nine-month period ended September 30, 2025. Fair value hedge Financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Fair Value through Other Comprehensive Income (FVOCI). Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled. Strategy R$ thousands Hedge instrument fair value Hedge object book value Accumulated fair value adjustments in shareholders' equity (gross of tax effects) Accumulated fair value adjustments in shareholders' equity (net of tax effects) Financial bill hedge (1) 52,790 52,824 1,066 586 Total on September 30, 2025 52,790 52,824 1,066 586 Debenture hedge (1) 18,555 22,072 79 43 Total on December 31, 2024 18,555 22,072 79 43 (1) Referring to the risk of Debentures, using DI Futures contracts, with maturity dates up to 2032. There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, during the period ended September 30, 2025. Hedge of investments abroad The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Group. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income. Strategy R$ thousands Hedge instrument nominal value Hedge object carrying amount Accumulated fair value adjustments in shareholders's equity (gross of tax effects) Accumulated fair value adjustments in shareholders's equity (net of tax effects) Hedge of exchange variation on future cash flows (1) 5,475,858 4,959,841 (960,812) (503,874) Total on September 30, 2025 5,475,858 4,959,841 (960,812) (503,874) Hedge of exchange variation on future cash flows (1) 5,603,750 5,166,624 (1,536,225) (805,635) Total on December 31, 2024 5,603,750 5,166,624 (1,536,225) (805,635) BRADESCO | Consolidated Financial Statements in IFRS 30 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements (1) For subsidiaries with functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar). There were reclassifications to the result of amounts recorded in other comprehensive income, for the nine-month period ended September 30, 2025, totaling R$3,317 thousand. Unobservable gains on initial recognition When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data. The nominal values do not reflect the actual risk assumed by the Group, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Group particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”, in the consolidated statement of income. Offsetting of financial assets and liabilities A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Group intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events. The table below presents financial assets and liabilities subject to net settlement: R$ thousands On September 30, 2025 On December 31, 2024 Gross amount Related amount offset in the statement of financial position Net amount Gross amount Related amount offset in the statement of financial position Net amount Financial assets Reverse repurchase agreements 219,874,068 - 219,874,068 178,260,906 - 178,260,906 Derivative financial instruments 22,837,469 - 22,837,469 19,834,985 - 19,834,985 Financial liabilities Securities sold under agreements to repurchase 181,930,682 - 181,930,682 165,916,852 - 165,916,852 Derivative financial instruments 21,142,613 - 21,142,613 16,240,611 - 16,240,611 In the periods on September 30, 2025 and 2024, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position. BRADESCO | Consolidated Financial Statements in IFRS 31 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME a) Financial assets at fair value through other comprehensive income R$ thousands Amortized cost Unrealized positive fair value adjustments Unrealized negative fair value adjustments Fair Value Brazilian government bonds 108,391,399 338,132 (7,142,016) 101,587,515 Corporate debt securities 5,064,400 117,149 (41,601) 5,139,948 Bank debt securities 773,242 10,545 (64) 783,723 Brazilian sovereign bonds 5,408,708 83,495 (87,041) 5,405,162 Foreign governments securities 7,964,203 15,483 (5,660) 7,974,026 Mutual funds 88,874 28,857 - 117,731 Marketable equity securities and other stocks 5,935,324 475,889 (1,683,404) 4,727,809 Balance on September 30, 2025 133,626,150 1,069,550 (8,959,786) 125,735,914 Brazilian government bonds 130,816,058 499,809 (7,486,852) 123,829,015 Corporate debt securities 1,668,220 50,109 (68,505) 1,649,824 Bank debt securities 4,058,853 2,427 (48,983) 4,012,297 Brazilian sovereign bonds 8,898,238 193,226 (131,131) 8,960,333 Foreign governments securities 8,309,452 15,206 - 8,324,658 Mutual funds 4,928,849 22,948 (3) 4,951,794 Marketable equity securities and other stocks 6,781,513 271,002 (2,487,852) 4,564,663 Balance on December 31, 2024 165,461,183 1,054,727 (10,223,326) 156,292,584 b) Maturity R$ thousands On September 30, 2025 On December 31, 2024 Amortized cost Fair Value Amortized cost Fair Value Due within one year 27,901,361 27,716,286 51,518,105 51,438,404 From 1 to 5 years 41,880,550 40,582,573 38,658,601 37,659,332 From 5 to 10 years 32,117,054 30,534,612 36,055,172 34,657,222 Over 10 years 25,702,987 22,056,903 27,518,943 23,021,169 No stated maturity 6,024,198 4,845,540 11,710,362 9,516,457 Total 133,626,150 125,735,914 165,461,183 156,292,584 The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$19,612,759 thousand on September 30, 2025 (R$31,880,243 thousand on December 31, 2024), being composed mostly of Brazilian government bonds. c) Investments in equity instruments designated at fair value through other comprehensive income R$ thousands Cost Adjustments to Fair Value Fair Value Marketable equity securities and other stocks 5,935,324 (1,207,515) 4,727,809 Total on September 30, 2025 5,935,324 (1,207,515) 4,727,809 Marketable equity securities and other stocks 6,781,513 (2,216,850) 4,564,663 Total on December 31, 2024 6,781,513 (2,216,850) 4,564,663 BRADESCO | Consolidated Financial Statements in IFRS 32 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market. d) Reconciliation of expected losses of financial assets at FVOCI: R$ thousands Stage 1 Stage 2 Stage 3 Total Expected loss of financial assets at FVOCI on December 31, 2023 41,160 2,979 92,745 136,884 Transferred to Stage 1 - (12) (378) (390) Transferred to Stage 2 (35) - - (35) Transferred to Stage 3 (362) - - (362) Transfer from Stage 1 - 35 362 397 Transfer from Stage 2 12 - - 12 Transfer from Stage 3 378 - - 378 New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss 5,104 (486) 23,085 27,703 Expected loss of financial assets at FVOCI on September 30, 2024 46,257 2,516 115,814 164,587 Expected loss of financial assets at FVOCI on December 31, 2024 9,640 1,543 3,123 14,306 New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss (6,154) (1,543) - (7,697) Expected loss of financial assets at FVOCI on September 30, 2025 3,486 - 3,123 6,609 9) BONDS AND SECURITIES AT AMORTIZED COST a) Securities at amortized cost R$ thousands Amortized cost Gross unrealized gains (1) Gross unrealized losses (1) Fair Value Securities: Brazilian government bonds 129,547,559 423,985 (6,780,773) 123,190,771 Securities issued by financial and non-financial institutions 122,836,444 1,331,342 (3,232,754) 120,935,032 Balance on September 30, 2025 252,384,003 1,755,327 (10,013,527) 244,125,803 Securities: Brazilian government bonds 145,278,232 3,032,908 (8,559,744) 139,751,396 Securities issued by financial and non-financial institutions 121,713,735 23,020 (392,053) 121,344,702 Balance on December 31, 2024 266,991,967 3,055,928 (8,951,797) 261,096,098 (1) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income. b) Maturity R$ thousands On September 30, 2025 On December 31, 2024 Amortized cost Fair Value Amortized cost Fair Value Due within one year 51,962,681 51,521,117 60,043,632 59,988,685 From 1 to 5 years 139,969,927 137,793,337 148,260,712 147,475,479 From 5 to 10 years 36,641,772 34,067,855 32,891,366 32,474,161 Over 10 years 23,809,623 20,743,494 25,796,257 21,157,773 Total 252,384,003 244,125,803 266,991,967 261,096,098 BRADESCO | Consolidated Financial Statements in IFRS 33 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$69,279,068 thousand on September 30, 2025 (R$75,296,338 thousand on December 31, 2024), being composed mostly of Brazilian government bonds. c) Reconciliation of expected losses of financial assets at amortized cost R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected loss of financial assets at amortized cost on December 31, 2023 370,902 186,825 4,587,539 5,145,266 Transferred to Stage 1 - (2,458) (2,002) (4,460) Transferred to Stage 2 (1,692) - (1,086) (2,778) Transferred to Stage 3 (20,859) (34,862) - (55,721) Transfer from Stage 1 - 1,692 20,859 22,551 Transfer from Stage 2 2,458 - 34,862 37,320 Transfer from Stage 3 2,002 1,086 - 3,088 New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss 233,568 (94,312) 484,928 624,184 Expected loss of financial assets at amortized cost on September 30, 2024 586,379 57,971 5,125,100 5,769,450 Expected loss of financial assets at amortized cost on December 31, 2024 703,833 50,111 5,403,056 6,157,000 Transferred to Stage 1 - (1,640) (6,622) (8,262) Transferred to Stage 2 (104,657) - (64,221) (168,878) Transferred to Stage 3 (8,040) (9,355) - (17,395) Transfer from Stage 1 - 104,657 8,040 112,697 Transfer from Stage 2 1,640 - 9,355 10,995 Transfer from Stage 3 6,622 64,221 - 70,843 New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss 32,571 459,975 (805,065) (312,519) Expected loss of financial assets at amortized cost on September 30, 2025 631,969 667,969 4,544,543 5,844,481 (1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income. 10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS R$ thousands On September 30, 2025 On December 31, 2024 Reverse repurchases agreements (1) 219,874,068 178,260,906 Loans to financial institutions 17,265,794 18,160,221 Expected credit loss - (187,829) Total 237,139,862 196,233,298 (1) On September 30, 2025, it included financial investments given in guarantee in the amount of R$152,632,531 thousand (R$151,175,863 thousand on December 31, 2024). 11) LOANS AND ADVANCES TO CUSTOMERS a) Loans and advances to customers by type of product R$ thousands On September 30, 2025 On December 31, 2024 Companies 326,357,758 316,936,343 - Financing and On-lending 133,395,272 132,471,486 - Financing and export 38,483,046 40,904,095 - Housing loans 32,858,713 30,655,876 - Onlending BNDES/Finame 20,853,691 20,475,116 BRADESCO | Consolidated Financial Statements in IFRS 34 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements R$ thousands On September 30, 2025 On December 31, 2024 - Vehicle loans 22,562,362 21,934,635 - Import 11,592,513 12,505,529 - Leases 7,044,947 5,996,235 - Borrowings 176,112,782 169,958,833 - Working capital 129,026,552 100,012,698 - Rural loans 13,027,783 11,811,476 - Other 34,058,447 58,134,659 - Limit operations (1) 16,849,704 14,506,024 Individuals 428,710,650 403,303,243 - Financing and On-lending 157,806,736 144,876,576 - Housing loans 111,912,682 102,627,589 - Vehicle loans 38,783,362 34,962,102 - Onlending BNDES/Finame 6,607,103 6,927,661 - Other 503,589 359,224 - Borrowings 186,645,933 177,325,731 - Personal credit 163,578,376 140,843,129 - Rural loans 16,665,983 15,530,021 - Other 6,401,574 20,952,581 - Limit operations (1) 84,257,981 81,100,936 Total portfolio 755,068,408 720,239,586 Expected credit loss (47,386,499) (47,857,481) Total of net loans and advances to customers 707,681,909 672,382,105 (1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid. b) Finance Lease Receivables Loans and advances to customers include the following finance lease receivables. R$ thousands On September 30, 2025 On December 31, 2024 Gross investments in finance lease receivables: Up to one year 322,348 2,247,876 From one to five years 5,754,890 3,791,737 Over five years 1,234,736 196,239 Impairment loss on finance lease receivables (123,094) (54,241) Net investment 7,188,880 6,181,611 Net investments in finance lease: Up to one year 314,632 2,227,115 From one to five years 5,667,468 3,760,889 Over five years 1,206,780 193,607 Total 7,188,880 6,181,611 BRADESCO | Consolidated Financial Statements in IFRS 35 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements c) Reconciliation of the gross book value of loans and advances to customers Stage 1 R$ thousands Balance on December 31, 2024 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 284,237,991 (4,316,050) (2,871,196) 756,853 328,291 151,256,240 (136,378,510) - 293,013,619 - Financing 125,114,754 (1,379,768) (640,207) 200,150 85,178 50,987,787 (48,561,041) - 125,806,853 - Borrowings 146,737,983 (2,629,455) (2,119,658) 494,321 222,448 96,181,131 (86,007,227) - 152,879,543 - Revolving 12,385,254 (306,827) (111,331) 62,382 20,665 4,087,322 (1,810,242) - 14,327,223 Individuals 347,118,719 (8,297,049) (5,120,965) 3,144,781 2,105,132 133,439,510 (101,897,684) - 370,492,444 - Financing 132,000,312 (3,843,392) (1,641,379) 1,283,303 285,581 37,599,399 (22,573,809) - 143,110,015 - Borrowings 149,534,314 (2,914,303) (3,261,904) 1,331,701 1,277,343 80,770,973 (67,738,889) - 158,999,235 - Revolving 65,584,093 (1,539,354) (217,682) 529,777 542,208 15,069,138 (11,584,986) - 68,383,194 Total 631,356,710 (12,613,099) (7,992,161) 3,901,634 2,433,423 284,695,750 (238,276,194) - 663,506,063 Stage 2 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 6,946,383 (756,853) (1,075,172) 4,316,050 787,688 4,079,191 (4,046,949) - 10,250,338 - Financing 1,861,939 (200,150) (242,097) 1,379,768 15,008 448,252 (898,729) - 2,363,991 - Borrowings 4,363,096 (494,321) (727,774) 2,629,455 753,921 3,163,543 (2,746,335) - 6,941,585 - Revolving 721,348 (62,382) (105,301) 306,827 18,759 467,396 (401,885) - 944,762 Individuals 21,911,700 (3,144,781) (3,338,795) 8,297,049 1,414,658 7,393,406 (7,821,376) - 24,711,861 - Financing 8,443,459 (1,283,303) (1,067,829) 3,843,392 178,523 971,855 (1,959,628) - 9,126,469 - Borrowings 9,169,428 (1,331,701) (1,444,005) 2,914,303 1,113,731 3,992,540 (3,772,702) - 10,641,594 - Revolving 4,298,813 (529,777) (826,961) 1,539,354 122,404 2,429,011 (2,089,046) - 4,943,798 Total 28,858,083 (3,901,634) (4,413,967) 12,613,099 2,202,346 11,472,597 (11,868,325) - 34,962,199 BRADESCO | Consolidated Financial Statements in IFRS 36 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 25,751,969 (328,291) (787,688) 2,871,196 1,075,172 9,647,721 (6,616,589) (8,519,689) 23,093,801 - Financing 5,494,795 (85,178) (15,008) 640,207 242,097 330,080 (1,026,847) (355,715) 5,224,431 - Borrowings 18,857,751 (222,448) (753,921) 2,119,658 727,774 8,331,673 (5,640,502) (7,128,065) 16,291,920 - Revolving 1,399,423 (20,665) (18,759) 111,331 105,301 985,968 50,760 (1,035,909) 1,577,450 Individuals 34,272,824 (2,105,132) (1,414,658) 5,120,965 3,338,795 14,655,133 (2,825,459) (17,536,123) 33,506,345 - Financing 4,432,804 (285,581) (178,523) 1,641,379 1,067,829 476,431 (994,509) (589,579) 5,570,251 - Borrowings 18,621,969 (1,277,343) (1,113,731) 3,261,904 1,444,005 6,884,324 (751,658) (10,062,333) 17,007,137 - Revolving 11,218,051 (542,208) (122,404) 217,682 826,961 7,294,378 (1,079,292) (6,884,211) 10,928,957 Total 60,024,793 (2,433,423) (2,202,346) 7,992,161 4,413,967 24,302,854 (9,442,048) (26,055,812) 56,600,146 Consolidated - All stages R$ thousands Balance on December 31, 2024 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 316,936,343 164,983,152 (147,042,048) (8,519,689) 326,357,758 - Financing 132,471,488 51,766,119 (50,486,617) (355,715) 133,395,275 - Borrowings 169,958,830 107,676,347 (94,394,064) (7,128,065) 176,113,048 - Revolving 14,506,025 5,540,686 (2,161,367) (1,035,909) 16,849,435 Individuals 403,303,243 155,488,049 (112,544,519) (17,536,123) 428,710,650 - Financing 144,876,575 39,047,685 (25,527,946) (589,579) 157,806,735 - Borrowings 177,325,711 91,647,837 (72,263,249) (10,062,333) 186,647,966 - Revolving 81,100,957 24,792,527 (14,753,324) (6,884,211) 84,255,949 Total 720,239,586 320,471,201 (259,586,567) (26,055,812) 755,068,408 BRADESCO | Consolidated Financial Statements in IFRS 37 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Stage 1 R$ thousands Balance on December 31, 2023 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2024 Companies 230,134,580 (3,013,025) (2,599,204) 1,156,986 139,678 149,209,919 (105,827,830) - 269,201,104 - Financing 97,907,233 (1,095,976) (626,462) 219,667 18,970 57,639,246 (31,420,943) - 122,641,735 - Borrowings 121,553,604 (1,655,149) (1,604,586) 849,274 116,784 88,273,139 (73,226,579) - 134,306,487 - Revolving 10,673,743 (261,900) (368,156) 88,045 3,924 3,297,534 (1,180,308) - 12,252,882 Individuals 298,686,536 (6,398,096) (5,783,359) 3,852,480 657,151 137,784,665 (96,533,257) - 332,266,120 - Financing 114,370,195 (3,242,020) (1,154,868) 2,112,313 133,800 39,440,256 (25,595,028) - 126,064,648 - Borrowings 126,474,656 (1,852,885) (2,258,468) 979,716 420,084 83,984,409 (62,911,955) - 144,835,557 - Revolving 57,841,685 (1,303,191) (2,370,023) 760,451 103,267 14,360,000 (8,026,274) - 61,365,915 Total 528,821,116 (9,411,121) (8,382,563) 5,009,466 796,829 286,994,584 (202,361,087) - 601,467,224 Stage 2 R$ thousands Balance on December 31, 2023 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2024 Companies 12,538,317 (1,156,986) (4,163,178) 3,013,025 302,883 2,347,872 (5,921,476) - 6,960,457 - Financing 1,909,771 (219,667) (318,892) 1,095,976 7,930 340,277 (976,958) - 1,838,437 - Borrowings 9,848,560 (849,274) (3,632,868) 1,655,149 285,967 1,851,201 (4,715,589) - 4,443,146 - Revolving 779,986 (88,045) (211,418) 261,900 8,986 156,394 (228,929) - 678,874 Individuals 22,711,786 (3,852,480) (4,032,048) 6,398,096 1,025,013 6,355,875 (7,672,374) - 20,933,868 - Financing 9,342,632 (2,112,313) (1,050,340) 3,242,020 78,669 1,271,189 (2,534,648) - 8,237,209 - Borrowings 8,719,543 (979,716) (1,545,049) 1,852,885 867,912 4,055,973 (4,300,637) - 8,670,911 - Revolving 4,649,611 (760,451) (1,436,659) 1,303,191 78,432 1,028,713 (837,089) - 4,025,748 Total 35,250,103 (5,009,466) (8,195,226) 9,411,121 1,327,896 8,703,747 (13,593,850) - 27,894,325 BRADESCO | Consolidated Financial Statements in IFRS 38 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on December 31, 2023 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2024 Companies 26,748,453 (139,678) (302,883) 2,599,204 4,163,178 11,230,000 (5,344,587) (12,855,765) 26,097,922 - Financing 4,912,796 (18,970) (7,930) 626,462 318,892 147,804 140,686 (1,380,106) 4,739,634 - Borrowings 19,843,042 (116,784) (285,967) 1,604,586 3,632,868 10,771,332 (5,490,581) (10,105,888) 19,852,608 - Revolving 1,992,615 (3,924) (8,986) 368,156 211,418 310,864 5,308 (1,369,771) 1,505,680 Individuals 38,867,027 (657,151) (1,025,013) 5,783,359 4,032,048 12,834,529 (7,461,062) (17,467,109) 34,906,628 - Financing 4,052,392 (133,800) (78,669) 1,154,868 1,050,340 517,792 (1,037,393) (1,284,044) 4,241,486 - Borrowings 20,411,507 (420,084) (867,912) 2,258,468 1,545,049 9,720,662 (6,183,211) (7,315,800) 19,148,679 - Revolving 14,403,128 (103,267) (78,432) 2,370,023 1,436,659 2,596,075 (240,458) (8,867,265) 11,516,463 Total 65,615,480 (796,829) (1,327,896) 8,382,563 8,195,226 24,064,529 (12,805,649) (30,322,874) 61,004,550 Consolidated - All stages R$ thousands Balance on December 31, 2023 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2024 Companies 269,421,350 162,787,791 (117,093,893) (12,855,765) 302,259,483 - Financing 104,729,800 58,127,327 (32,257,215) (1,380,106) 129,219,806 - Borrowings 151,245,206 100,895,672 (83,432,749) (10,105,888) 158,602,241 - Revolving 13,446,344 3,764,792 (1,403,929) (1,369,771) 14,437,436 Individuals 360,265,349 156,975,069 (111,666,693) (17,467,109) 388,106,616 - Financing 127,765,219 41,229,237 (29,167,069) (1,284,044) 138,543,343 - Borrowings 155,605,706 97,761,044 (73,395,803) (7,315,800) 172,655,147 - Revolving 76,894,424 17,984,788 (9,103,821) (8,867,265) 76,908,126 Total 629,686,699 319,762,860 (228,760,586) (30,322,874) 690,366,099 BRADESCO | Consolidated Financial Statements in IFRS 39 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements d) Reconciliation of expected losses from loans and advances to customers (Consider expected losses on loans, commitments to be released and financial guarantees provided) Stage 1 R$ thousands Balance on December 31, 2024 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 3,745,866 (135,835) (102,021) 72,430 326,272 1,543,941 (2,006,478) - 3,444,175 - Financing 1,503,946 (29,314) (11,764) 18,604 38,947 387,338 (554,739) - 1,353,018 - Borrowings 1,669,722 (92,789) (84,307) 50,347 276,784 983,538 (1,346,560) - 1,456,735 - Revolving 572,198 (13,732) (5,950) 3,479 10,541 173,065 (105,179) - 634,422 Individuals 7,257,404 (238,818) (245,945) 306,366 1,030,406 2,766,470 (3,291,365) - 7,584,518 - Financing 374,887 (27,915) (21,572) 43,557 68,240 167,850 (151,832) - 453,215 - Borrowings 3,461,557 (139,731) (203,396) 228,440 713,388 1,875,502 (2,166,774) - 3,768,986 - Revolving 3,420,960 (71,172) (20,977) 34,369 248,778 723,118 (972,759) - 3,362,317 Total 11,003,270 (374,653) (347,966) 378,796 1,356,678 4,310,411 (5,297,843) - 11,028,693 Stage 2 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 1,015,120 (72,430) (192,710) 135,835 478,864 538,265 (674,649) - 1,228,295 - Financing 258,842 (18,604) (47,155) 29,314 7,315 63,933 (32,152) - 261,493 - Borrowings 620,261 (50,347) (121,712) 92,789 464,443 344,815 (574,465) - 775,784 - Revolving 136,017 (3,479) (23,843) 13,732 7,106 129,517 (68,032) - 191,018 Individuals 3,200,306 (306,366) (840,216) 238,818 762,182 1,869,633 (1,185,683) - 3,738,674 - Financing 404,722 (43,557) (124,220) 27,915 48,167 97,359 4,257 - 414,643 - Borrowings 2,107,776 (228,440) (475,797) 139,731 663,389 1,148,500 (881,714) - 2,473,445 - Revolving 687,808 (34,369) (240,199) 71,172 50,626 623,774 (308,226) - 850,586 Total 4,215,426 (378,796) (1,032,926) 374,653 1,241,046 2,407,898 (1,860,332) - 4,966,969 BRADESCO | Consolidated Financial Statements in IFRS 40 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 15,492,712 (326,272) (478,864) 102,021 192,710 4,884,783 2,194,551 (8,519,689) 13,541,952 - Financing 2,149,523 (38,947) (7,315) 11,764 47,155 186,444 73,270 (355,715) 2,066,179 - Borrowings 12,483,496 (276,784) (464,443) 84,307 121,712 4,134,625 1,538,765 (7,128,065) 10,493,613 - Revolving 859,693 (10,541) (7,106) 5,950 23,843 563,714 582,516 (1,035,909) 982,160 Individuals 20,851,509 (1,030,406) (762,182) 245,945 840,216 9,058,393 9,357,848 (17,536,123) 21,025,200 - Financing 1,710,662 (68,240) (48,167) 21,572 124,220 254,601 1,003,263 (589,579) 2,408,332 - Borrowings 12,317,493 (713,388) (663,389) 203,396 475,797 4,458,146 5,736,940 (10,062,333) 11,752,662 - Revolving 6,823,354 (248,778) (50,626) 20,977 240,199 4,345,646 2,617,645 (6,884,211) 6,864,206 Total 36,344,221 (1,356,678) (1,241,046) 347,966 1,032,926 13,943,176 11,552,399 (26,055,812) 34,567,152 Consolidated - All stages R$ thousands Balance on December 31, 2024 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 20,253,698 6,966,989 (486,576) (8,519,689) 18,214,422 - Financing 3,912,311 637,715 (513,621) (355,715) 3,680,690 - Borrowings 14,773,479 5,462,978 (382,260) (7,128,065) 12,726,132 - Revolving 1,567,908 866,296 409,305 (1,035,909) 1,807,600 Individuals 31,309,219 13,694,496 4,880,800 (17,536,123) 32,348,392 - Financing 2,490,271 519,810 855,688 (589,579) 3,276,190 - Borrowings 17,886,826 7,482,148 2,688,452 (10,062,333) 17,995,093 - Revolving 10,932,122 5,692,538 1,336,660 (6,884,211) 11,077,109 Total 51,562,917 20,661,485 4,394,224 (26,055,812) 50,562,814 (1) Relates to early settlements, maturities and modifications. BRADESCO | Consolidated Financial Statements in IFRS 41 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Stage 1 R$ thousands Balance on December 31, 2023 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2024 Companies 3,710,730 (121,768) (159,565) 172,365 57,248 1,879,428 (2,200,095) - 3,338,343 - Financing 1,269,857 (27,191) (13,699) 63,886 6,533 437,888 (431,174) - 1,306,100 - Borrowings 1,919,049 (81,363) (122,990) 101,525 48,546 1,305,061 (1,659,668) - 1,510,160 - Revolving 521,824 (13,214) (22,876) 6,954 2,169 136,479 (109,253) - 522,083 Individuals 6,245,565 (195,254) (272,932) 287,160 264,093 2,982,510 (2,298,886) - 7,012,256 - Financing 437,273 (37,972) (22,055) 86,717 31,180 158,644 (245,550) - 408,237 - Borrowings 2,457,473 (85,474) (123,378) 147,841 175,271 1,949,412 (1,395,257) - 3,125,888 - Revolving 3,350,819 (71,808) (127,499) 52,602 57,642 874,454 (658,079) - 3,478,131 Total 9,956,295 (317,022) (432,497) 459,525 321,341 4,861,938 (4,498,981) - 10,350,599 Stage 2 R$ thousands Balance on December 31, 2023 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2024 Companies 2,407,449 (172,365) (896,157) 121,768 118,755 478,442 (980,968) - 1,076,924 - Financing 277,782 (63,886) (62,319) 27,191 3,331 51,998 10,233 - 244,330 - Borrowings 1,968,250 (101,525) (778,486) 81,363 111,493 387,035 (966,276) - 701,854 - Revolving 161,417 (6,954) (55,352) 13,214 3,931 39,409 (24,925) - 130,740 Individuals 3,073,021 (287,160) (953,159) 195,254 377,539 1,205,431 (725,068) - 2,885,858 - Financing 468,003 (86,717) (95,707) 37,972 20,458 120,967 (26,375) - 438,601 - Borrowings 1,860,757 (147,841) (517,678) 85,474 322,692 855,178 (683,053) - 1,775,529 - Revolving 744,261 (52,602) (339,774) 71,808 34,389 229,286 (15,640) - 671,728 Total 5,480,470 (459,525) (1,849,316) 317,022 496,294 1,683,873 (1,706,036) - 3,962,782 BRADESCO | Consolidated Financial Statements in IFRS 42 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on December 31, 2023 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2024 Companies 17,045,918 (57,248) (118,755) 159,565 896,157 5,313,165 4,880,140 (12,855,765) 15,263,177 - Financing 2,405,662 (6,533) (3,331) 13,699 62,319 81,476 711,252 (1,380,106) 1,884,438 - Borrowings 13,348,041 (48,546) (111,493) 122,990 778,486 5,065,248 3,349,073 (10,105,888) 12,397,911 - Revolving 1,292,215 (2,169) (3,931) 22,876 55,352 166,441 819,815 (1,369,771) 980,828 Individuals 21,179,127 (264,093) (377,539) 272,932 953,159 6,723,411 8,803,183 (17,467,109) 19,823,071 - Financing 1,380,788 (31,180) (20,458) 22,055 95,707 215,686 1,298,880 (1,284,044) 1,677,434 - Borrowings 10,928,409 (175,271) (322,692) 123,378 517,678 4,838,838 2,382,952 (7,315,800) 10,977,492 - Revolving 8,869,930 (57,642) (34,389) 127,499 339,774 1,668,887 5,121,351 (8,867,265) 7,168,145 Total 38,225,045 (321,341) (496,294) 432,497 1,849,316 12,036,576 13,683,323 (30,322,874) 35,086,248 Consolidated - All stages R$ thousands Balance on December 31, 2023 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2024 Companies 23,164,097 7,671,035 1,699,077 (12,855,765) 19,678,444 - Financing 3,953,301 571,362 290,311 (1,380,106) 3,434,868 - Borrowings 17,235,340 6,757,344 723,129 (10,105,888) 14,609,925 - Revolving 1,975,456 342,329 685,637 (1,369,771) 1,633,651 Individuals 30,497,713 10,911,352 5,779,229 (17,467,109) 29,721,185 - Financing 2,286,064 495,297 1,026,955 (1,284,044) 2,524,272 - Borrowings 15,246,639 7,643,428 304,642 (7,315,800) 15,878,909 - Revolving 12,965,010 2,772,627 4,447,632 (8,867,265) 11,318,004 Total 53,661,810 18,582,387 7,478,306 (30,322,874) 49,399,629 (1) Relates to early settlements, maturities and modifications. BRADESCO | Consolidated Financial Statements in IFRS 43 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements e) Sensitivity analysis The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Group's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects. The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts: On September 30, 2025 - R$ thousands Weighting Constitution/ Base (Reversion) Scenario Optimistic Scenario* Pessimistic Scenario** Simulation 1 100% - - (288,985) Simulation 2 - 100% - (1,133,824) Simulation 3 - - 100% 655,741 * Scenario in which the economy grows more than expected. ** Scenario in which the economy grows less than expected. f) Expected loss on loans and advances R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Amount constituted 8,315,708 8,661,722 26,182,610 26,060,693 Amount recovered (1,424,181) (5,591,302) (4,143,299) (8,354,768) Expenses of expected credit loss associated with credit risk net of recoveries 6,891,527 3,070,420 22,039,311 17,705,925 g) Loans and advances to customers restructured The total balance of “Loans and advances with expected loss” includes restructured loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (writeoff) of part of the loan principal amount. Restructured loans may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such restructured is to adapt the loan to reflect the client’s actual payment capacity. BRADESCO | Consolidated Financial Statements in IFRS 44 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The following table shows changes made and our analysis of our portfolio of restructured loans and advances to customers: R$ thousands On September 30, 2025 On September 30, 2024 Opening balance 34,755,068 39,111,735 Amount restructured 13,629,742 21,685,708 Amount received/Others (1) (10,411,837) (15,332,538) Write-offs (9,668,308) (9,003,475) Closing balance 28,304,665 36,461,430 Expected loss on loans and advances (15,019,865) (17,014,592) Total renegotiated loans and advances to customers, net of expected losses 13,284,800 19,446,838 Expected loss of renegotiated loans and advances as a percentage of the total renegotiated loans and advances 53.1% 46.7% Total renegotiated loans and advances as a percentage of the total loan portfolio 3.7% 5.3% Total renegotiated loans and advances as a percentage of the total loans and advances, net of expected loss 4.0% 5.7% (1) Includes the settlement of restructured contracts through new operations. At the time a loan is modified, Management considers the new loan’s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new restructured terms, management considers ceasing accrual from that point. Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from restructured, are recognized only when received. 12) NON-CURRENT ASSETS HELD FOR SALE R$ thousands On September 30, 2025 On December 31, 2024 Non-current assets held for sale Real estate 1,082,111 1,082,436 Vehicles and similar 506,705 343,948 Machinery and equipment 1,476 546 Other (1) 2,134,517 2,068,020 Total 3,724,809 3,494,950 (1) Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale. The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year. BRADESCO | Consolidated Financial Statements in IFRS 45 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES a) Breakdown of investments in associates and joint ventures Companies R$ thousands On September 30, 2025 For the nine-month period ended September 30, 2025 Equity interest Shareholding interest with voting rights Investment book value Associates and joint ventures current assets Associates and joint ventures non - current assets Associates and joint ventures current liabilities Associates and joint ventures non - current liabilities Share of profit (loss) of associates and jointly controlled entities (1) Revenue (2) Associates and joint ventures net income (loss) for the year Haitong Banco de Investimento do Brasil S.A. 20.00% 20.00% 112,156 6,041,162 2,304,675 5,415,692 2,369,366 16,785 755,252 83,925 Tecnologia Bancária S.A. (3) 24.55% 24.32% 249,262 1,026,577 2,521,222 965,296 1,591,490 7,985 243,104 32,525 Swiss Re Corporate Solutions Brasil (3) 40.00% 40.00% 528,401 3,378,095 2,061,230 3,413,831 940,781 15,930 2,219,300 39,825 Elo Participações Ltda. (4) 50.01% 50.01% 884,452 911,578 5,924,196 561,970 4,378,292 665,957 574,575 1,331,648 Others (5) 10,879,154 629,742 Total on September 30, 2025 12,653,425 1,336,399 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Revenue from financial intermediation or revenue from the provision of services; (3) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation; (4) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (5) Primarily includes investments in Cielo S.A and Banco John Deere. Organization received dividends of R$123,957 thousand in the nine-month period ended September 30, 2025 from Cielo S.A. BRADESCO | Consolidated Financial Statements in IFRS 46 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Companies R$ thousands On December 31, 2024 Nine-months ended September 30, 2024 Equity interest Shareholding interest with voting rights Investment book value Associates and joint ventures current assets Associates and joint ventures non - current assets Associates and joint ventures current liabilities Associates and joint ventures non - current liabilities Share of profit (loss) of associates and jointly controlled entities (1) Revenue (2) Associates and joint ventures net income (loss) for the year Haitong Banco de Investimento do Brasil S.A. 20.00% 20.00% 98,243 5,099,950 1,945,607 4,559,541 1,994,799 (2,333) 525,561 (11,665) Tecnologia Bancária S.A. (3) 24.55% 24.32% 241,277 854,080 2,354,233 774,316 1,471,727 7,083 1,387,393 28,851 Swiss Re Corporate Solutions Brasil (3) 40.00% 40.00% 552,687 2,667,390 2,356,236 3,026,387 854,949 21,229 1,888,038 53,072 Elo Participações Ltda. (4) 50.01% 50.01% 2,263,011 963,331 4,746,612 965,266 91,253 695,316 1,435,578 1,389,006 Others (5) (6) 7,873,794 582,750 Total on December 31, 2024 11,029,012 Total on September 30, 2024 1,304,045 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Revenue from financial intermediation or revenue from the provision of services; (3) Companies with equity accounting using statement of financial position with a reporting date delay in relation to the base date of the financial statements. In the year ended December 31, 2024, the Group received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.; (4) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Group received dividends of R$ 64,922 thousand in the year ended December 31, 2024 from Empresa Elo Participações Ltda; (5) Primarily includes investment in publicly held companies and Cielo S.A.; and (6) In August 2024, the auction of the unified tender offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category “A” to “B” with the Brazilian securities and Exchange Comission (CVM) and exit from the New segment Market of B3 S.A., with this, the Group's total equity interest in Cielo S.A. increased to 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total equity interest was 31.41%, with direct participation being 30.06%). The Group received from Cielo S.A, interest on equity of R$151,453 thousand, in the year ended December 31, 2024. BRADESCO | Consolidated Financial Statements in IFRS 47 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for. b) Changes in associates and joint ventures R$ thousands 2025 2024 Initial balances 11,029,012 9,616,840 Acquisitions 2,728,230 1,159,572 Write-offs (16,711) - Share of profit of associate and joint ventures 1,336,399 1,304,045 Dividends/Interest on equity (2,206,876) (1,351,286) Other (216,629) 12,432 Balance on September 30 12,653,425 10,741,603 14) PROPERTY AND EQUIPMENT a) Composition of property and equipment by class R$ thousands Estimated useful life Cost Accumulated depreciation Net notional value Buildings 4% 4,448,496 (1,499,589) 2,948,907 Land - 861,798 - 861,798 Installations, property and equipment for use 10% 6,152,213 (3,813,282) 2,338,931 Security and communication systems 10% to 20% 384,295 (259,740) 124,555 Data processing systems 20% to 40% 7,107,621 (4,568,890) 2,538,731 Transportation systems 10% to 20% 335,764 (135,386) 200,378 Balance on September 30, 2025 (1) 19,290,187 (10,276,887) 9,013,300 Buildings 4% 8,251,334 (5,391,615) 2,859,719 Land - 871,952 - 871,952 Installations, property and equipment for use 10% 5,573,061 (2,866,228) 2,706,833 Security and communication systems 10% 386,802 (267,132) 119,670 Data processing systems 20% to 40% 13,641,163 (10,208,530) 3,432,633 Transportation systems 10% to 20% 367,431 (137,794) 229,637 Balance on December 31, 2024 29,091,743 (18,871,299) 10,220,444 (1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16. The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation. BRADESCO | Consolidated Financial Statements in IFRS 48 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements b) Change in property and equipment by class R$ thousands Buildings Land Installations, property and equipment for use Security and communications systems Data processing systems Transportation systems Total (1) Adjusted balance on December 31, 2023 3,610,211 912,088 3,074,492 126,350 3,305,062 89,806 11,118,009 Additions / (reductions) (306,809) (23,687) (320,830) 15,950 1,535,316 160,999 1,060,939 Depreciation (2) (473,292) - (280,258) (22,972) (1,184,079) (25,723) (1,986,324) Balance on September 30, 2024 2,830,110 888,401 2,473,404 119,328 3,656,299 225,082 10,192,624 Adjusted balance on December 31, 2024 2,859,719 871,952 2,706,833 119,670 3,432,633 229,637 10,220,444 Additions / (reductions) 556,217 (10,154) 448,487 26,241 (365,940) 1,391 656,242 Depreciation (2) (467,029) - (816,389) (21,356) (527,962) (30,650) (1,863,386) Balance on September 30, 2025 2,948,907 861,798 2,338,931 124,555 2,538,731 200,378 9,013,300 (1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and (2) The difference of R$57,834 thousand (2024 - R$43,884 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income". BRADESCO | Consolidated Financial Statements in IFRS 49 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 15) INTANGIBLE ASSETS AND GOODWILL a) Change in intangible assets and goodwill by class R$ thousands Goodwill Intangible Assets Acquisition of financial service rights (1) Software (1) Customer portfolio (1) Other (1) Total Balance on December 31, 2023 6,596,649 5,811,168 8,463,216 1,115,481 120,632 22,107,146 Additions / (reductions) 133,993 1,064,322 2,512,075 104,921 263,289 4,078,600 Amortization (2) - (1,347,306) (1,282,016) (202,032) (160,439) (2,991,793) Balance on September 30, 2024 6,730,642 5,528,184 9,693,275 1,018,370 223,482 23,193,953 Balance on December 31, 2024 6,730,642 5,535,378 10,287,830 976,220 219,138 23,749,208 Additions / (reductions) 419,958 846,513 2,785,763 63,024 32,926 4,148,184 Amortization (2) - (1,395,571) (2,077,562) (187,335) (74,068) (3,734,536) Balance on September 30, 2025 7,150,600 4,986,320 10,996,031 851,909 177,996 24,162,856 (1) Rate of amortization: acquisition of rights to provide financial services in accordance with contract agreement; software – up to 10%; customer portfolio and others; and (2) The difference of R$286,297 thousand (2024 - R$189,550 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income". BRADESCO | Consolidated Financial Statements in IFRS 50 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements b) Composition of goodwill by segment R$ thousands On September 30, 2025 On December 31, 2024 Banking 6,614,432 6,230,002 Insurance 536,168 500,640 Total 7,150,600 6,730,642 The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2025 and 2024. 16) OTHER ASSETS a) Other assets R$ thousands On September 30, 2025 On December 31, 2024 Financial assets (1) (2) 77,354,521 81,195,242 Foreign exchange transactions (3) 39,200,809 44,132,289 Debtors for guarantee deposits (4) 22,748,977 21,743,293 Securities trading 4,164,802 5,848,323 Trade and credit receivables 5,804,100 6,032,514 Receivables 5,435,833 3,438,823 Other assets 16,440,386 15,824,815 Other debtors 4,076,275 5,777,906 Prepaid expenses 4,693,357 3,568,136 Interbank and interdepartmental accounts 118,757 224,343 Other (5) 7,551,997 6,254,430 Total 93,794,907 97,020,057 (1) Financial assets accounted for at amortized cost; (2) In 2025 and 2024, there were no expected losses for other financial assets; (3) Mainly refers to purchases in foreign currency made by the Group on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations; (4) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and (5) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property. 17) DEPOSITS FROM BANKS Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method. a) Composition by nature R$ thousands On September 30, 2025 On December 31, 2024 Demand deposits 1,266,660 1,419,303 Interbank deposits 5,198,711 3,008,439 Securities sold under agreements to repurchase 313,271,012 283,049,765 Borrowings 39,809,840 46,769,666 Onlending 28,109,068 27,571,137 Total 387,655,291 361,818,310 BRADESCO | Consolidated Financial Statements in IFRS 51 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 18) DEPOSITS FROM CUSTOMERS Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method. R$ thousands On September 30, 2025 On December 31, 2024 Demand deposits 32,233,449 44,119,254 Savings deposits 123,974,260 132,502,157 Time deposits 504,421,712 467,717,052 Total 660,629,421 644,338,463 19) FUNDS FROM SECURITIES ISSUED a) Composition by type of security issued and location R$ thousands On September 30, 2025 On December 31, 2024 Instruments Issued – Brazil: Real estate credit notes 68,244,587 55,865,741 Agribusiness notes 51,997,789 46,738,613 Financial bills 134,050,114 106,220,794 Letters property guaranteed 27,019,615 35,805,829 Subtotal 281,312,105 244,630,977 Securities – Overseas: MTN Program Issues (1) 10,551,394 9,529,345 Subtotal 10,551,394 9,529,345 Structured Operations Certificates 5,467,726 3,817,022 Total 297,331,225 257,977,344 (1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term. b) Changes in securities issued R$ thousands 2025 2024 Opening balances on January 1 257,977,344 244,966,258 Issuance 106,148,486 41,091,223 Interest accrued 22,369,959 19,926,124 Settlement and interest payments (91,961,645) (49,153,600) Foreign exchange variation 2,797,081 617,668 Closing balance on September 30 297,331,225 257,447,673 BRADESCO | Consolidated Financial Statements in IFRS 52 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 20) SUBORDINATED DEBTS a) Composition of subordinated debt Maturity R$ thousands Original term in years Nominal amount On September 30, 2025 On December 31, 2024 In Brazil: Financial bills: 2025 7 - - 6,659,038 2027 7 401,060 716,678 640,590 2025 8 - - 3,693,797 2026 8 694,800 1,328,712 1,193,335 2028 8 55,437 99,295 88,658 2030 8 2,368,200 3,769,228 3,365,783 2025 9 - - 755,966 2027 9 89,700 181,231 163,973 2025 10 178,937 720,500 648,219 2026 10 196,196 634,361 571,365 2027 10 256,243 572,035 523,757 2028 10 248,300 552,442 505,316 2030 10 124,500 208,624 210,044 2031 10 7,270,000 12,712,091 11,319,069 2032 10 5,378,500 8,529,849 7,606,668 2033 10 531,000 683,803 626,578 2026 11 2,500 4,401 4,337 2027 11 47,046 114,498 102,990 2028 11 74,764 172,557 159,193 Perpetual - 19,153,355 20,962,120 18,620,251 Total (1) 51,962,425 57,458,927 (1) Includes the amount of R$47,612,378 thousand (R$43,096,504 thousand on December 31, 2024), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose. b) Changes in subordinated debt R$ thousands 2025 2024 Opening balances on January 1 57,458,927 50,337,854 Issuance 5,555,700 - Interest accrued 6,334,898 4,682,687 Settlement and interest payments (17,387,100) (2,525,636) Closing balance on September 30 51,962,425 52,494,905 BRADESCO | Consolidated Financial Statements in IFRS 53 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 21) INSURANCE CONTRACTS a) Insurance contract liabilities R$ thousands On September 30, 2025 On December 31, 2024 PAA BBA/VFA Total PAA BBA/VFA Total Liability for remaining coverage (LRC) 2,980,610 389,844,193 392,824,803 3,413,117 359,997,742 363,410,859 - Present value of future cash flows (BEL) - 361,372,811 361,372,811 - 333,588,968 333,588,968 Non-financial risk adjustment (RA) - 1,667,674 1,667,674 - 1,713,661 1,713,661 - Contract Service Margin (CSM) - 26,803,708 26,803,708 - 24,695,113 24,695,113 - Premium allocation approach (PAA) 2,980,610 - 2,980,610 3,413,117 - 3,413,117 Liability for incurred claims 14,946,238 1,771,673 16,717,911 13,527,747 1,854,214 15,381,961 - Best Estimate of Liabilities (BEL) 14,458,075 1,704,584 16,162,659 13,109,372 1,788,775 14,898,147 Non-financial risk adjustment (RA) 488,163 67,089 555,252 418,375 65,439 483,814 Total Insurance contract liabilities 17,926,848 391,615,866 409,542,714 16,940,864 361,851,956 378,792,820 b) Remaining coverage for general model (BBA)/variable fee approach (VFA) R$ thousands On September 30, 2025 On December 31, 2024 Non-Onerous Contracts Onerous Contracts Total Non-Onerous Contracts Onerous Contracts Total Present value of estimated future cash outflows 442,810,897 31,385,713 474,196,610 415,934,920 32,862,946 448,797,866 - Acquisition costs 4,066,431 111,759 4,178,190 3,789,618 119,449 3,909,067 - Claims and other directly attributable expenses 438,744,466 31,273,954 470,018,420 412,145,302 32,743,497 444,888,799 Present value of estimated future cash inflows (107,010,343) (5,813,456) (112,823,799) (109,275,236) (5,933,662) (115,208,898) Non-financial risk adjustment 984,284 683,390 1,667,674 926,022 787,639 1,713,661 Contract Service Margin 26,674,443 129,265 26,803,708 24,594,993 100,120 24,695,113 Total remaining coverage of the general model/variable rate model 363,459,281 26,384,912 389,844,193 332,180,699 27,817,043 359,997,742 c) Realization of contract service margin R$ thousands Due within one year 1 to 2 years 2 to 3 years 3 to 4 years 4 to 5 years More than 5 years Total Issued Insurance Contracts - Insurance Contract 2,765,387 2,442,070 2,035,547 1,779,731 1,837,689 15,943,284 26,803,708 General model/variable fee approach on September 30, 2025 2,765,387 2,442,070 2,035,547 1,779,731 1,837,689 15,943,284 26,803,708 Issued Insurance Contracts - Insurance Contract 2,450,329 2,180,759 1,840,336 1,603,463 1,410,985 15,209,241 24,695,113 General model/variable fee approach on December 31, 2024 2,450,329 2,180,759 1,840,336 1,603,463 1,410,985 15,209,241 24,695,113 BRADESCO | Consolidated Financial Statements in IFRS 54 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements d) Changes of the liability for remaining coverage (LCR) and claims incurred Liabilities for remaining coverage R$ thousands BBA/VFA PAA Excluding Loss Component Total Loss Component TOTAL BBA/VFA -Premium allocation BEL RA CSM BEL approach Opening balances on January 1 326,129,277 1,713,661 24,695,113 7,459,691 359,997,742 3,413,117 363,410,859 Changes related to current period (Insurance revenue) (4,099,567) (136,095) (1,269,160) - (5,504,822) (39,766,847) (45,271,669) Total retrospective method contracts (382,809) (16,011) (400,013) - (798,833) (798,833) Fair value method contracts (2,846,480) (76,761) (331,511) - (3,254,752) (3,254,752) Contracts issuance after transition (Other contracts) (876,732) (43,323) (537,636) - (1,457,691) (1,457,691) Constitution referring to the best output estimate 6,454 - - - 6,454 6,454 Appropriation relating to contracts premium allocation approach - - - - - (39,766,847) (39,766,847) Technical changes related to future periods 1,382,622 (21,014) 2,477,791 4 3,839,403 (2,854,404) 984,999 Changes in estimates that adjust the Contract Service Margin 2,913,126 (146,055) (2,790,725) 4 (23,650) - (23,650) Changes in estimates that do not adjust the Contract Service Margin (850,051) (24,765) - - (874,816) - (874,816) Appropriation/constitution related to best output estimate (7,071) - 665,484 - 658,413 - 658,413 Contracts initially recognized in the period (673,382) 149,806 4,603,032 - 4,079,456 (2,854,404) 1,225,052 Insurance expenses 190,158 - - 392,300 582,458 3,243,880 3,826,338 Constitution of onerous contracts - - - 392,300 392,300 - 392,300 Acquisition cost 190,158 - - - 190,158 3,243,880 3,434,038 Financial expenses 33,109,794 111,122 899,964 68,802 34,189,682 - 34,189,682 Financial expenses of insurance contracts 33,109,794 111,122 899,964 68,802 34,189,682 - 34,189,682 Estimated cash flows (3,260,270) - - - (3,260,270) 38,944,864 35,684,594 Premiums received 33,125,748 - - - 33,125,748 42,064,096 75,189,844 Investment component (36,131,244) - - - (36,131,244) - (36,131,244) Acquisition insurance cash flow (254,774) - - - (254,774) (3,119,232) (3,374,006) Balance on September 30, 2025 353,452,014 1,667,674 26,803,708 7,920,797 389,844,193 2,980,610 392,824,803 BRADESCO | Consolidated Financial Statements in IFRS 55 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Liabilities for remaining coverage R$ thousands BBA/VFA PAA Excluding Loss Component Total Loss Component TOTAL BBA/VFA -Premium allocation BEL RA CSM BEL approach Opening balances on January 1 295,011,098 1,831,794 24,414,760 6,630,079 327,887,731 3,260,899 331,148,630 Changes related to current period (Insurance revenue) (3,749,593) (115,620) (1,265,194) - (5,130,407) (36,474,514) (41,604,921) Total retrospective method contracts (419,951) (23,642) (551,325) - (994,918) (173,773) (1,168,691) Fair value method contracts (2,938,787) (81,290) (458,738) - (3,478,815) - (3,478,815) Contracts issuance after transition (Other contracts) (354,868) (10,688) (255,131) - (620,687) - (620,687) Constitution referring to the best output estimate (35,987) - - - (35,987) - (35,987) Appropriation relating to contracts premium allocation approach - - - - - (36,300,741) (36,300,741) Technical changes related to future periods 492,746 39,989 573,547 - 1,106,282 (2,743,725) (1,637,443) Changes in estimates that adjust the Contract Service Margin 3,438,647 (20,068) (3,457,281) - (38,702) - (38,702) Changes in estimates that do not adjust the Contract Service Margin (1,749,394) (56,592) - - (1,805,986) - (1,805,986) Appropriation/constitution related to best output estimate - - 804,492 - 804,492 - 804,492 Contracts initially recognized in the period (1,196,507) 116,649 3,226,336 - 2,146,478 (2,743,725) (597,247) Insurance expenses 64,112 - - 288,734 352,846 2,835,811 3,188,657 Constitution of onerous contracts - - - 288,734 288,734 - 288,734 Acquisition cost 64,112 - - - 64,112 2,835,811 2,899,923 Financial expenses 21,331,732 92,522 653,638 - 22,077,892 - 22,077,892 Financial expenses of insurance contracts 21,331,732 92,522 653,638 - 22,077,892 - 22,077,892 Estimated cash flows 6,623,685 - - - 6,623,685 36,312,338 42,936,023 Premiums received 38,095,607 - - - 38,095,607 39,031,523 77,127,130 Investment component (31,139,962) - - - (31,139,962) - (31,139,962) Acquisition insurance cash flow (331,960) - - - (331,960) (2,719,185) (3,051,145) Balance on September 30, 2024 319,773,780 1,848,685 24,376,751 6,918,813 352,918,029 3,190,809 356,108,838 BRADESCO | Consolidated Financial Statements in IFRS 56 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements e) Changes in liabiltiy for incurred claims (LIC) R$ thousands PSI - BBA e VFA PSI - PAA TOTAL PSI BEL RA Total liability for incurred claims - BBA and VFA BEL RA Total liability for claims incurred - PAA Balance on December 31, 2023 1,302,911 71,949 1,374,860 11,847,652 421,079 12,268,731 13,643,591 Costs of providing insurance 3,754,546 (2,889) 3,751,657 27,165,459 43,758 27,209,217 30,960,874 Claims incurred and other insurance expenses 3,754,546 (2,889) 3,751,657 27,165,459 43,758 27,209,217 30,960,874 Liability adjustments for incurred claims (77,992) - (77,992) (41,840) - (41,840) (119,832) Financial expenses of insurance contracts 85,419 5,134 90,553 645,094 23,593 668,687 759,240 Changes recognized in other comprehensive income (17,006) (2,145) (19,151) (118,400) (14,346) (132,746) (151,897) Estimated cash flows (3,252,725) - (3,252,725) (26,070,744) - (26,070,744) (29,323,469) Claims and other insurance costs paid (3,252,725) - (3,252,725) (26,070,744) - (26,070,744) (29,323,469) Balance on September 30, 2024 1,795,153 72,049 1,867,202 13,427,221 474,084 13,901,305 15,768,507 Balance on December 31, 2024 1,788,775 65,439 1,854,214 13,109,371 418,375 13,527,746 15,381,960 Costs of providing insurance 3,072,559 (5,504) 3,067,055 28,019,279 37,917 28,057,196 31,124,251 Claims incurred and other insurance expenses 3,072,559 (5,504) 3,067,055 28,019,279 37,917 28,057,196 31,124,251 Liability adjustments for incurred claims (55,492) - (55,492) 72,338 - 72,338 16,846 Financial expenses of insurance contracts 132,781 6,163 138,944 914,771 30,377 945,148 1,084,092 Changes recognized in other comprehensive income (4,571) 991 (3,580) (42,046) 1,495 (40,551) (44,131) Estimated cash flows (3,229,468) - (3,229,468) (27,615,639) - (27,615,639) (30,845,107) Claims and other insurance costs paid (3,229,468) - (3,229,468) (27,615,639) - (27,615,639) (30,845,107) Balance on September 30, 2025 1,704,584 67,089 1,771,673 14,458,074 488,164 14,946,238 16,717,911 BRADESCO | Consolidated Financial Statements in IFRS 57 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements f) Contractual service margin R$ thousands On September 30, 2025 On September 30, 2024 Contracts measured at fair value on transition Contracts evaluated by the full retrospective method Contracts issued after transition (Other contracts) Total Contracts measured at fair value on transition Contracts evaluated by the full retrospective method Contracts issued after transition (Other contracts) Total Opening balance on January 1 7,215,705 8,414,912 9,064,496 24,695,113 11,313,528 8,591,169 4,510,063 24,414,760 Changes from the current period (331,511) (400,013) (537,636) (1,269,160) (458,738) (551,325) (255,131) (1,265,194) - Contract service margin recognized in the period (331,511) (400,013) (537,636) (1,269,160) (458,738) (551,325) (255,131) (1,265,194) Changes in relation to future periods 59,177 (166,775) 2,585,389 2,477,791 (1,210,686) (121,889) 1,906,122 573,547 - Contracts initially recognized 213,089 113,037 4,276,906 4,603,032 86,020 12,137 3,128,179 3,226,336 - Changes in estimates that adjust the contract service margin (153,912) (279,812) (1,691,517) (2,125,241) (1,296,706) (134,026) (1,222,057) (2,652,789) Total technical changes (272,334) (566,788) 2,047,753 1,208,631 (1,669,424) (673,214) 1,650,991 (691,647) Financial expenses of insurance contracts 27,912 302,530 569,522 899,964 53,665 320,785 279,188 653,638 Closing balance on September 30 6,971,283 8,150,654 11,681,771 26,803,708 9,697,769 8,238,740 6,440,242 24,376,751 g) Changes in other comprehensive income R$ thousands Nine-month period ended September 30 2025 2024 Opening balance on January 1 3,614,624 1,265,455 Changes in other comprehensive income 551,368 1,174,373 Income and expenses recognized in the period in Other comprehensive income 918,947 1,957,886 Deferred taxes (367,579) (783,513) Closing balance on September 30 4,165,992 2,439,828 BRADESCO | Consolidated Financial Statements in IFRS 58 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements h) Insurance income R$ thousands Nine-month period ended September 30 2025 2024 Amounts related to changes in liabilities for remaining coverage (LRC) 45,271,669 41,604,921 Outputs related to general model contracts 4,099,569 3,749,589 Expected claims incurred and Expenses 3,915,865 3,649,490 - Recovery of Acquisition Cash Flow 190,158 64,112 - Experience Adjustments (6,454) 35,987 Non-financial risk adjustment change 136,095 115,620 Contract service margin recognized for general model and variable rate 1,269,160 1,265,194 Income related to contracts measured under premium allocation approach 39,766,845 36,474,518 Insurance Revenue 45,271,669 41,604,921 i) Insurance financial expense R$ thousands Nine-month period ended September 30 2025 2024 Changes in obligation to pay arising from return on investment (11,027,148) (5,972,713) Interest Accreditation (24,246,626) (16,864,419) Amounts recognized in income (35,273,774) (22,837,132) Effect of changes in interest rates 918,947 1,957,886 Amounts recognized in other comprehensive income 918,947 1,957,886 Financial expenses of insurance contracts (34,354,827) (20,879,246) BRADESCO | Consolidated Financial Statements in IFRS 59 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements j) Claims development The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances. Occurrence/Payment R$ thousands Payment year 1 Payment year 2 Payment year 3 Payment year 4 Payment year 5 Payment year 6 Payment year 7 Payment year 8 Payment year 9 Payment year 10 Year of occurrence 1 3,437,705 3,528,626 3,236,311 3,240,373 3,259,707 3,272,380 3,281,158 3,278,493 3,289,942 3,292,759 Year of occurrence 2 3,507,028 3,786,241 3,445,707 3,462,348 3,475,959 3,494,316 3,499,862 3,499,909 3,507,746 - Year of occurrence 3 3,336,378 3,593,291 3,291,687 3,297,452 3,316,395 3,325,018 3,334,273 3,349,216 - - Year of occurrence 4 3,089,192 3,411,746 3,132,821 3,149,803 3,162,172 3,175,134 3,183,603 - - - Year of occurrence 5 3,089,709 3,446,997 3,097,940 3,099,980 3,108,390 3,120,308 - - - - Year of occurrence 6 4,189,680 4,120,544 3,731,358 3,722,051 3,744,549 - - - - - Year of occurrence 7 4,527,652 4,934,105 4,694,899 4,746,370 - - - - - - Year of occurrence 8 4,865,846 5,226,603 4,985,963 - - - - - - - Year of occurrence 9 5,331,044 5,653,092 - - - - - - - - Year of occurrence 10 5,529,604 - - - - - - - - - Payments accumulated up to reporting date 5,529,604 5,653,092 4,985,963 4,746,370 3,744,549 3,120,308 3,183,603 3,349,216 3,507,746 3,292,759 Estimate of claims to date base 18,487,075 7,810,013 6,144,523 5,026,566 3,976,116 3,242,251 3,266,543 3,413,499 3,555,216 3,292,759 Estimated claims payable on reporting date 12,957,471 2,156,921 1,158,560 280,196 231,567 121,943 82,940 64,283 47,470 - R$ thousands Estimated claims payable 17,101,351 Adjustment to present value (1,444,656) Adjustment for non-financial risk 237,497 Other estimates 823,719 Liabilities for claims incurred on September 30, 2025 16,717,911 BRADESCO | Consolidated Financial Statements in IFRS 60 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES a) Contingent assets The Bradesco Organization is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain. b) Provisions classified as probable losses The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business. Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable. Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits. I) Labor claims These are claims brought by former employees and outsourced employees seeking indemnifications. Considering that the base of processes is basically made up of processes with similar characteristics and not judged, in the period ending September 30, 2025, the measurement parameters for recording the provision were improved, which is constituted considering the following factors, among others: date of entry of the processes (before or after the labor reform of November/2017), based on the average value of payments made in labor claims before and after the labor reform, propensity for loss and monetary correction of the averages calculated, in addition to individual assessment in specific cases. II) Civil claims These are claims for compensation relating to banking products and services and the replacement of purged inflation rates resulting from economic plans. These actions are individually controlled through the system and provisioned, as, in the period ended September 30, 2025, the measurement parameters for recording the provision were improved, with specific criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts. In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ). BRADESCO | Consolidated Financial Statements in IFRS 61 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment.On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so. III) Provision for tax risks The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are: - PIS and Cofins - R$3,412,666 thousand (R$3,263,824 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base; - PIS and Cofins - R$918,742 thousand (R$838,178 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and - INSS – Contribution to SAT – R$551,481 thousand (R$527,030 thousand on December 31, 2024): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; - Pension Contributions – R$1,369,034 thousand (R$1,989,629 thousand on December 31, 2024): related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. During the period, there were cases included in the Integral Transaction Program (PTI) created by MF Ordinance No. 1,384/2024. In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits. BRADESCO | Consolidated Financial Statements in IFRS 62 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements IV) Change in provisions by nature R$ thousands Labor Civil Tax Balance on December 31, 2023 4,622,138 8,587,613 7,059,304 Adjustment for inflation 314,573 338,146 294,729 Provisions, net of (reversals and write-offs) 1,431,712 2,034,166 (11,313) Payments (3,522,737) (2,657,511) (34,276) Balance on September 30, 2024 2,845,686 8,302,414 7,308,444 Balance on December 31, 2024 2,613,403 7,827,251 7,457,160 Adjustment for inflation 214,345 345,155 405,045 Provisions, net of (reversals and write-offs) 4,338,973 1,163,092 1,486,275 Payments (2,678,113) (2,584,996) (1,394,856) Balance on September 30, 2025 4,488,608 6,750,502 7,953,624 c) Contingent liabilities classified as possible losses The Group maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2025, R$12,347,999 thousand (R$11,570,068 thousand on December 31, 2024) for civil claims and R$44,896,372 thousand (R$46,932,523 thousand on December 31, 2024) for tax proceedings. The main tax proceedings with this classification are: - IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,950,461 thousand (R$12,239,074 thousand on December 31, 2024): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Group; - COFINS – 1999 to 2014 – R$10,322,569 thousand (R$9,906,689 thousand on December 31, 2024): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98); - IRPJ and CSLL – 2006 to 2020 – R$7,826,882 thousand (R$9,429,961 thousand on December 31, 2024), relating to goodwill amortization being disallowed on the acquisition of investments; - IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,425,162 thousand (R$3,216,302 thousand on December 31, 2024): relating to disallowance of expenses with credit losses; - PIS and COFINS notifications and disallowances of compensations – R$1,939,247 thousand (R$1,919,536 thousand on December 31, 2024): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies; BRADESCO | Consolidated Financial Statements in IFRS 63 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements - IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,023,824 thousand (R$1,280,106 thousand on December 31, 2024): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; - Interest on Own Capital (TJLP) – Base year 2019 – R$908,615 thousand (R$196,906 thousand on December 31, 2024): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and - PLR - Profit Sharing - Base years from 2009 to 2011 - R$199,496 thousand (R$192,607 thousand on December 31, 2024): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00. 23) OTHER LIABILITIES a) Other liabilities R$ thousands On September 30, 2025 On December 31, 2024 Financial liabilities 110,364,341 101,086,011 Credit card transactions (1) 44,387,370 35,852,340 Foreign exchange transactions (2) 39,713,013 41,677,829 Loan assignment obligations 3,399,854 3,846,323 Capitalization bonds 10,147,100 9,707,588 Securities trading 9,264,687 6,852,160 Lease liabilities (Note 23b) 3,452,317 3,149,771 Other liabilities 60,364,091 55,381,892 Third party funds in transit (3) 5,596,341 9,417,841 Provision for payments 13,734,632 13,036,420 Sundry creditors 7,334,999 6,591,177 Social and statutory 8,448,789 8,628,253 Other taxes payable 2,393,982 1,827,943 Liabilities for acquisition of assets and rights 766,571 929,055 Payment of taxes and other contributions 6,116,156 853,978 Obligations for quotas of investment funds 3,152,436 2,868,334 Other (4) 12,820,185 11,228,891 Total 170,728,432 156,467,903 (1) Refers to amounts payable to merchants; (2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; (3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and (4) Includes credits for resources to be released and obligations for payment resources. BRADESCO | Consolidated Financial Statements in IFRS 64 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements b) Lease liabilities R$ thousands Balance on December 31, 2023 3,619,393 Remeasurement and new contracts 519,194 Payments (1,106,429) Appropriation of financial charges 388,147 Balance on September 30, 2024 3,420,305 Balance on December 31, 2024 3,149,771 Remeasurement and new contracts 1,181,514 Payments (1,135,546) Appropriation of financial charges 256,579 Balance on September 30, 2025 3,452,318 Maturity of the leases The maturity of these financial liabilities as of September 30, 2025 is divided as follows: R$722,692 thousand up to one year (R$830,847 thousand up to 1 year as of December 31, 2024), R$1,726,873 thousand between 1 and 5 years (R$2,010,127 thousand between one to five years as of December 31, 2024) and R$510,409 thousand over 5 years (R$282,065 thousand for more than five years as of December 31, 2024). Impacts on the statement of income The impact on the income for the nine-month period ended September 30, 2025, was: “Expenses of depreciation” – R$919,608 thousand (R$503,610 thousand for the nine-month period ended September 30, 2024) and “Interest and similar expenses” – R$256,579 thousand (R$388,147 thousand for the nine-month period ended September 30, 2024). 24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments: R$ thousands On September 30, 2025 On December 31, 2024 Commitments to extend credit (1) 356,524,267 341,763,232 Financial guarantees (2) 118,237,870 119,229,609 Letters of credit for imports 553,099 897,221 Total 475,315,236 461,890,062 (1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and (2) Refers to guarantees mostly provided for Corporate customers. Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments. BRADESCO | Consolidated Financial Statements in IFRS 65 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management. We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances. 25) EQUITY a) Capital and shareholders’ rights i. Composition of share capital in number of shares The share capital, which is fully subscribed and paid, is divided into registered shares with no par value. On September 30, 2025 On December 31, 2024 Common 5,303,870,781 5,330,304,681 Preferred 5,288,141,247 5,311,865,547 Subtotal 10,592,012,028 10,642,170,228 Treasury (common shares) (1) (7,500,000) (23,843,100) Treasury (preferred shares) (1) (7,500,000) (21,344,200) Total outstanding shares 10,577,012,028 10,596,982,928 (1) In January 2025, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). Following this date, there was an acquisition of 15,000,000 shares to be held in Treasury. All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share. In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain. b) Reserves Capital reserves The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them. BRADESCO | Consolidated Financial Statements in IFRS 66 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Revenue reserves In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses but cannot be distributed in the form of dividends. The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Company’s paid-in capital share amount. c) Interest on equity/Dividends The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil. At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, of which R$0.207112492 per common share and R$0. 2278223742 per preferred share, whose payment will occur until October 31, 2025. At a meeting of the Board of Directors on June 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred until January 31, 2026. At a meeting of the Board of Directors on September 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred until April 30, 2026. Interest on shareholders’ equity for the nine-month period ended September 30, 2025, is calculated as follows: R$ thousands % (1) Net income for the period 18,073,509 (-) Legal reserve 903,675 Adjusted calculation basis 17,169,834 Monthly and intermediary interest on shareholders’ equity (gross), paid 1,724,606 Provisioned intermediary interest on shareholders’ equity (gross) 8,300,000 Additional provisioned interest on equity (gross) 611,718 Withholding income tax on interest on shareholders' equity (1,595,449) Interest on shareholders' equity (net) accumulated on September 30, 2025 9,040,875 52,66 Interest on shareholders' equity (net) accumulated on September 30, 2024 6,948,055 51,68 (1) Percentage of interest on shareholders’ equity/the adjusted calculation basis. BRADESCO | Consolidated Financial Statements in IFRS 67 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Interest on equity were paid or recognized in provisions, as follows: Description R$ thousands Per share (gross) Gross amount paid Withholding Income Tax (IRRF) (15%) Net amount Common Preferred paid Monthly interest on shareholders’ equity paid 0.155248 0.170773 1,731,235 (259,685) 1,471,550 Provisioned intermediary interest on shareholders’ equity 0.538712 0.592583 6,000,000 (900,000) 5,100,000 Supplementary interest on shareholders’ equity provisioned 0.039770 0.043747 442,947 (66,442) 376,505 Total accrued on September 30, 2024 0.733730 0.807103 8,174,182 (1,226,127) 6,948,055 Monthly interest on shareholders’ equity paid 0.155248 0.170773 1,724,606 (258,691) 1,465,915 Provisioned intermediary interest on shareholders’ equity (1) 0.747406 0.822147 8,300,000 (1,245,000) 7,055,000 Supplementary interest on shareholders’ equity provisioned 0.055085 0.060593 611,718 (91,758) 519,960 Total accrued on September 30, 2025 0.957739 1.053513 10,636,324 (1,595,449) 9,040,875 (1) To be paid by October 31, 2025, January 31, 2026 and April 30, 2026. d) Treasury shares On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock. On September 30, 2025, 7,500,000 commmon share and 7,500,000 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively. The market value of these shares, on September 30, 2025, was R$15.23 per common share and R$17.69 per preferred share. 26) EARNINGS PER SHARE a) Basic earnings per share The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below: Nine-month period ended September 30 2025 2024 Net earnings attributable to the Organization’s common shareholders (R$ thousand) 8,177,245 6,241,291 Net earnings attributable to the Organization’s preferred shareholders (R$ thousand) 8,994,970 6,865,421 Weighted average number of common shares outstanding (thousands) 5,297,597 5,316,745 Weighted average number of preferred shares outstanding (thousands) 5,281,867 5,299,832 Basic earnings per share attributable to common shareholders of the Organization (in Reais) 1.54 1.17 Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) 1.70 1.30 BRADESCO | Consolidated Financial Statements in IFRS 68 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements b) Diluted earnings per share Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments. 27) NET INTEREST INCOME R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Interest and similar income Loans and advances to banks 10,410,079 6,677,142 25,821,959 21,016,712 Loans and advances to customers: - Loans 30,115,461 25,799,197 86,644,246 74,162,687 - Leases 233,349 192,981 542,530 525,852 Financial assets: - At fair value through profit or loss 13,223,317 8,265,295 37,965,923 24,823,089 - Fair value through other comprehensive income 3,105,988 4,235,148 10,023,352 14,807,797 - At amortized cost 8,387,170 3,514,579 24,163,265 14,522,824 Compulsory deposits with the Central Bank 3,216,747 2,229,930 8,675,784 6,617,508 Other financial interest income 15,546 4,298 28,152 14,868 Total 68,707,657 50,918,570 193,865,211 156,491,337 Interest and similar expenses Deposits from banks: - Interbank deposits (1,196,877) (484,148) (2,282,154) (1,049,283) - Funding in the open market (10,796,218) (7,457,873) (27,892,158) (21,638,861) - Borrowings and onlending (1,988,892) (1,914,845) (5,340,003) (5,477,847) Deposits from customers: - Savings accounts (2,315,926) (2,029,323) (6,760,604) (5,919,389) - Time deposits (12,586,212) (8,943,398) (33,791,939) (26,781,346) Funds from securities issued (9,286,776) (6,494,256) (22,370,913) (19,620,258) Subordinated debts (2,176,185) (1,596,608) (6,334,898) (4,682,687) Insurance contract liabilities (12,133,655) (8,208,384) (33,610,246) (22,079,661) Technical capitalization provisions (213,570) (163,794) (614,823) (479,514) Total (52,694,311) (37,292,629) (138,997,738) (107,728,846) Net interest income 16,013,346 13,625,941 54,867,473 48,762,491 28) FEE AND COMISSION INCOME R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Fee and commission income Credit card income 2,596,307 2,428,632 7,607,702 7,206,091 Current accounts 1,662,551 1,734,517 5,024,686 5,131,237 Collections 335,474 386,517 1,026,707 1,170,483 Loans 748,905 339,819 2,043,178 984,437 Asset management 547,705 399,469 1,229,967 1,042,233 Consortium management 829,798 680,399 2,308,259 1,966,247 Custody and brokerage services 383,971 373,359 1,099,455 1,059,290 Capital Markets / Financial Advisory 445,013 480,876 1,441,695 1,160,897 Payments 90,656 92,268 272,363 301,742 Other 340,290 350,224 960,726 959,967 Total 7,980,670 7,266,080 23,014,738 20,982,624 BRADESCO | Consolidated Financial Statements in IFRS 69 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Income from investments in securities (491,420) (331,907) 115,758 (1,643,737) Derivative financial instruments 1,291,713 186,010 2,482,957 (610,006) Total 800,293 (145,897) 2,598,715 (2,253,743) 30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold. 31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency. 32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Revenue from PAA contracts 13,550,818 12,585,666 39,766,847 36,474,768 Revenue from BBA contracts 1,881,787 1,719,246 5,493,603 5,121,360 Revenue from VFA Contracts 3,383 2,694 11,219 8,793 Insurance Revenue 15,435,988 14,307,606 45,271,669 41,604,921 Claims incurred (10,793,921) (10,029,103) (30,382,534) (30,258,688) Acquisition costs (1,188,915) (990,873) (3,434,038) (2,899,923) Administrative Expenses (993,488) (815,294) (2,785,539) (2,589,442) Onerous Contracts (146,527) (49,397) (392,300) (281,717) Insurance contract expenses (13,122,851) (11,884,667) (36,994,411) (36,029,770) Insurance result 2,313,137 2,422,939 8,277,258 5,575,151 Reinsurance result 5,523 14,081 (15,060) 34,234 Gross profit from insurance and pension plans 2,318,660 2,437,020 8,262,198 5,609,385 33) PERSONNEL EXPENSES R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Salaries (3,277,034) (2,801,606) (9,404,256) (8,049,410) Benefits (1,249,321) (1,427,121) (3,793,494) (4,176,860) Social security charges (1,090,576) (978,667) (3,222,651) (2,856,534) Employee profit sharing (537,244) (383,748) (1,514,426) (1,064,116) Training (29,542) (34,795) (69,271) (113,594) Total (6,183,717) (5,625,937) (18,004,098) (16,260,514) BRADESCO | Consolidated Financial Statements in IFRS 70 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 34) OTHER ADMINISTRATIVE EXPENSES R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Outsourced services (1,160,304) (1,283,099) (3,339,643) (3,627,572) Communication (167,034) (150,639) (482,389) (499,111) Data processing (762,374) (619,409) (2,042,468) (1,816,495) Advertising and marketing (297,511) (239,093) (799,648) (731,887) Asset maintenance (302,376) (335,382) (914,321) (1,029,133) Financial system (349,068) (393,146) (1,156,062) (1,061,307) Rental (24,106) (22,686) (75,141) (61,382) Security and surveillance (111,148) (131,424) (352,928) (413,333) Transport (147,809) (179,217) (458,515) (543,581) Water, electricity and gas (62,331) (74,234) (213,421) (262,479) Supplies (26,711) (28,256) (81,579) (96,398) Travel (40,060) (32,218) (113,867) (93,775) Other (625,533) (574,404) (1,550,066) (1,724,461) Total (4,076,365) (4,063,207) (11,580,048) (11,960,914) 35) DEPRECIATION AND AMORTIZATION R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Amortization expenses (1,142,244) (938,892) (3,448,239) (2,735,069) Depreciation expenses (613,404) (670,508) (1,805,552) (1,942,440) Total (1,755,648) (1,609,400) (5,253,791) (4,677,509) 36) OTHER OPERATING INCOME/(EXPENSES) R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Tax expenses (1,934,162) (1,923,091) (6,070,577) (5,221,225) Legal provision (2,196,588) (1,710,196) (7,924,785) (4,401,187) Income from sales of non-current assets, investments, and premises and equipment, net (139) 72,856 77,053 103,864 Card marketing expenses (1,127,076) (1,033,802) (3,253,111) (3,141,846) Other (1) 515,439 154,443 (440,661) 589,784 Total (4,742,526) (4,439,790) (17,612,081) (12,070,610) (1) Composed mainly of operating income and expenses whose balances are not individually relevant and have no specific classification. BRADESCO | Consolidated Financial Statements in IFRS 71 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 37) INCOME TAX AND SOCIAL CONTRIBUTION a) Calculation of income tax and social contribution charges R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Income before income tax and social contribution 4,880,344 5,576,095 15,272,666 13,605,369 Total burden of income tax (25%) and social contribution (20%) at the current rates (2,196,155) (2,509,243) (6,872,700) (6,122,416) Effect of additions and exclusions in the tax calculation: Earnings (losses) of associates and joint ventures 204,152 167,422 601,380 586,820 Interest on equity 1,706,528 1,282,127 4,786,346 3,678,382 Other amounts (1) 973,147 428,682 3,595,251 1,585,103 Income tax and social contribution for the period 687,672 (631,012) 2,110,277 (272,111) (1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions. b) Composition of income tax and social contribution in the consolidated statement of income R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Current taxes: Income tax and social contribution expense (1,209,232) (2,116,396) (5,480,636) (5,640,047) Deferred tax liabilities: Constitution/realization in the period on temporary additions and exclusions 4,058,367 1,602,097 7,513,271 5,537,766 Use of opening balances of: Social contribution loss (154,091) (78,342) (411,020) (182,341) Income tax loss (133,200) (94,968) (281,660) (224,373) Addition for: - - Social contribution loss (821,773) 15,711 232,393 68,013 Income tax loss (1,052,399) 40,886 537,929 168,871 Total deferred tax benefit 1,896,904 1,485,384 7,590,913 5,367,936 Income tax benefit / (expense) 687,672 (631,012) 2,110,277 (272,111) c) Deferred income tax and social contribution presented in the consolidated statement of financial position R$ thousands Balance on December 31, 2024 Amount constituted Amount realized Balance on September 30, 2025 Expected credit loss associated with credit risk 71,073,481 21,129,967 (12,617,212) 79,586,236 Civil provisions 3,427,730 366,560 (882,623) 2,911,667 Tax provisions 3,428,498 785,975 (702,345) 3,512,128 Labor provisions 1,165,970 995,408 (154,530) 2,006,848 Non-financial assets held for sale 699,334 184,883 (219,419) 664,798 Adjustment to fair value of financial assets at fair value through profit or loss and derivatives 15,813 64,276 (3,451) 76,638 Other 6,276,457 3,352,754 (3,598,401) 6,030,810 Total deductible taxes on temporary differences 86,087,283 26,879,823 (18,177,981) 94,789,125 Income tax and social contribution losses in Brazil and overseas 18,755,350 770,322 (692,680) 18,832,992 Subtotal 104,842,633 27,650,145 (18,870,661) 113,622,117 Adjustment to fair value of securities at FVOCI 2,356,352 316,976 (619,909) 2,053,419 Total deferred tax assets (1) 107,198,985 27,967,121 (19,490,570) 115,675,536 Deferred tax liabilities (1) 7,055,108 1,744,128 (555,557) 8,243,679 Net deferred taxes (1) 100,143,877 26,222,993 (18,935,013) 107,431,857 BRADESCO | Consolidated Financial Statements in IFRS 72 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements R$ thousands Balance on December 31, 2023 Amount constituted Amount realized Balance on September 30, 2024 Expected credit loss associated with credit risk 59,099,785 12,628,233 (6,762,819) 64,965,199 Civil provisions 3,778,419 280,822 (419,210) 3,640,031 Tax provisions 3,241,356 209,128 (82,809) 3,367,675 Labor provisions 2,068,011 212,292 (1,005,874) 1,274,429 Impairment of securities and investments 3,249,695 1,397,261 (1,168,888) 3,478,068 Non-financial assets held for sale 735,678 163,755 (186,186) 713,247 Adjustment to fair value of securities 270,017 574,575 (49,419) 795,173 Provision for interest on own capital - 199,329 - 199,329 Other 5,760,081 2,015,973 (2,090,164) 5,685,890 Total deductible taxes on temporary differences 78,203,042 17,681,368 (11,765,369) 84,119,041 Income tax and social contribution losses in Brazil and overseas 18,893,423 236,884 (406,714) 18,723,593 Subtotal 97,096,465 17,918,252 (12,172,083) 102,842,634 Adjustment to fair value of securities at fair value through other comprehensive income 1,180,023 2,660,275 (763,170) 3,077,128 Total deferred tax assets (1) 98,276,488 20,578,527 (12,935,253) 105,919,762 Deferred tax liabilities (1) 7,365,091 1,437,614 (1,059,381) 7,743,324 Net deferred taxes (1) 90,911,397 19,140,913 (11,875,872) 98,176,438 (1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$6,364,029 thousand in 2025 (R$6,834,441 thousand in 2024). d) Expected realization of deferred tax assets on temporary differences and carryforward tax losses On September 30, 2025 - R$ thousands Temporary differences Carry-forward tax losses Total Income tax Social contribution Income tax Social contribution 2025 7,399,274 5,861,180 421,579 240,595 13,922,628 2026 9,666,950 7,674,001 137,318 46,383 17,524,652 2027 8,643,082 6,843,448 146,401 45,696 15,678,627 2028 8,879,704 6,966,388 532,245 356,605 16,734,942 2029 7,409,122 5,756,497 996,650 733,014 14,895,283 2030 3,645,045 2,855,780 1,304,015 977,644 8,782,484 2031 2,669,090 2,100,528 1,668,331 1,268,066 7,706,015 2032 2,030,964 1,594,928 1,952,626 1,559,025 7,137,543 2033 1,652,859 1,241,259 2,333,415 1,877,889 7,105,422 2034 1,072,920 826,106 914,544 1,320,951 4,134,521 Total 53,069,010 41,720,115 10,407,124 8,425,868 113,622,117 The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24. BRADESCO | Consolidated Financial Statements in IFRS 73 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements e) Deferred tax liabilities R$ thousands Balance on December 31, 2024 Amount constituted Amount realized Balance on September 30, 2025 Fair value adjustment to securities and derivative financial instruments 443,139 483,064 (209,849) 716,354 Difference in depreciation 726,203 265,892 - 992,095 Judicial deposit 2,008,528 228,264 (48,321) 2,188,471 Other 3,877,238 766,908 (297,387) 4,346,759 Total deferred tax benefit 7,055,108 1,744,128 (555,557) 8,243,679 R$ thousands Balance on December 31, 2023 Amount constituted Amount realized Balance on September 30, 2024 Fair value adjustment to securities and derivative financial instruments 1,150,588 9,828 (953,496) 206,920 Difference in depreciation 616,829 173,374 - 790,203 Judicial deposit 1,787,400 187,363 (30,012) 1,944,751 Other 3,810,274 1,067,049 (75,873) 4,801,450 Total deferred tax benefit 7,365,091 1,437,614 (1,059,381) 7,743,324 BRADESCO | Consolidated Financial Statements in IFRS 74 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements f) Income tax and social contribution on adjustments recognized directly in other comprehensive income R$ thousands On September 30, 2025 On September 30, 2024 Before tax Tax (expense)/ benefit Net of tax Before tax Tax (expense)/ benefit Net of tax Financial assets at fair value through other comprehensive income 2,455,307 (998,662) 1,456,645 (8,779,643) 3,704,882 (5,074,761) Exchange differences on translations of foreign operations (524,169) 235,876 (288,293) 244,782 (110,152) 134,630 Other (465,545) 209,495 (256,050) 2,134,815 (960,667) 1,174,148 Total 1,465,593 (553,291) 912,302 (6,400,046) 2,634,063 (3,765,983) BRADESCO | Consolidated Financial Statements in IFRS 75 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 38) OPERATING SEGMENTS The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries. The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank (BR GAAP) for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds. The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments. Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank. No revenue from transactions with a single customers or counterparty represented 10% of the Company’s revenue for the periods ended in 2025 and 2024. All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance. BRADESCO | Consolidated Financial Statements in IFRS 76 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements On September 30, 2025 - R$ thousands Banking Insurance, pension and capitalization bonds Other Activities Eliminations Managerial Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Adjustments (3) Consolidated in accordance with IFRS Revenue from financial intermediation 170,082,922 6,194,262 259,363 (233,875) 176,302,672 (3,665,928) (4,226,792) 27,413,842 195,823,794 Expenses from financial intermediation (4) (110,250,650) (18,430) - 174,680 (110,094,400) 824,637 6,455,001 (36,182,976) (138,997,738) Financial margin 59,832,272 6,175,832 259,363 (59,195) 66,208,272 (2,841,291) 2,228,209 (8,769,134) 56,826,056 Expected credit loss associated with credit risk (26,748,227) - - - (26,748,227) 711,995 - 4,319,525 (21,716,707) Gross income from financial intermediation 33,084,045 6,175,832 259,363 (59,195) 39,460,045 (2,129,296) 2,228,209 (4,449,609) 35,109,349 Other income from insurance, pension plans and capitalization bonds - 10,546,475 - 5,854 10,552,329 - - (1,828,010) 8,724,319 Fee and commission income and income from banking fees 29,074,052 1,519,699 80,470 (61,644) 30,612,577 (5,867,820) (1,721,558) (8,461) 23,014,738 Personnel /Administrative Expenses (5) (33,589,590) (3,735,707) (98,037) 67,898 (37,355,436) 1,739,876 (399,497) 1,177,120 (34,837,937) Tax expenses (5,610,368) (1,192,051) (16,259) - (6,818,678) 720,108 - 27,993 (6,070,577) Share of profit (loss) of associates and jointly controlled entities (148,675) 413,246 - - 264,571 1,071,153 - 675 1,336,399 IR/CSI and Other income/expenses (11,838,900) (6,646,959) (203,127) 47,087 (18,641,899) 4,465,979 (107,154) 4,389,726 (9,893,348) Net Income in September 30, 2025 10,970,564 7,080,535 22,410 - 18,073,509 - - (690,566) 17,382,943 Total assets 1,905,831,680 493,052,014 2,921,607 (145,276,222) 2,256,529,079 (28,691,465) (54,541,934) 29,479,044 2,202,774,724 Investments in associates and joint ventures 81,279,068 5,431,215 27,952 (80,787,231) 5,951,004 6,767,639 - (65,218) 12,653,425 Total liabilities 1,695,327,278 451,698,495 145,714 (64,488,991) 2,082,682,496 (28,691,465) (54,541,934) 27,181,200 2,026,630,297 (1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.); (2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business combinations and insurance contracts; (4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and (5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization. BRADESCO | Consolidated Financial Statements in IFRS 77 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements On September 30, 2024 - R$ thousand Banking Insurance, pension and capitalization bonds Other Activities Eliminations Managerial Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Adjustments (3) Consolidated in accordance with IFRS Revenue from financial intermediation 122,656,824 27,660,835 245,767 (319,913) 150,243,513 (1,111,402) (2,041,332) 9,674,741 156,765,520 Expenses from financial intermediation (4) (70,301,365) (22,559,175) - 319,920 (92,540,620) 339,639 3,832,776 (19,360,641) (107,728,846) Financial margin 52,355,459 5,101,660 245,767 7 57,702,893 (771,763) 1,791,444 (9,685,900) 49,036,674 Expected credit loss associated with credit risk (24,964,235) - - - (24,964,235) - - 6,606,423 (18,357,812) Gross income from financial intermediation 27,391,224 5,101,660 245,767 7 32,738,658 (771,763) 1,791,444 (3,079,477) 30,678,862 Other income from insurance, pension plans and capitalization bonds - 8,188,762 - 20,474 8,209,236 - - (1,983,272) 6,225,964 Fee and commission income and income from banking fees 26,468,404 1,436,978 47,745 (21,338) 27,931,789 (4,304,109) (1,720,292) (924,764) 20,982,624 Personnel /Administrative Expenses (5) (32,235,821) (3,628,484) (76,931) 271,389 (35,669,847) 1,550,763 (197,698) 1,417,845 (32,898,937) Tax expenses (4,819,179) (1,055,930) (13,322) - (5,888,431) 667,206 - - (5,221,225) Share of profit (loss) of associates and jointly controlled entities 93,356 182,670 - - 276,026 1,027,244 - 775 1,304,045 IR/CSI and Other income/expenses (9,387,638) (3,702,872) (84,176) (270,532) (13,445,218) 1,830,659 126,546 3,749,938 (7,738,075) Net Income in September 30, 2024 7,510,346 6,522,784 119,083 - 14,152,213 - - (818,955) 13,333,258 Total assets 1,754,884,513 446,471,923 2,996,196 (126,993,362) 2,077,359,270 (12,759,020) (63,390,539) 16,493,422 2,017,703,133 Investments in associates and joint ventures 73,917,708 4,493,182 2,106 (73,281,610) 5,131,386 5,676,362 - (66,145) 10,741,603 Total liabilities 1,553,966,399 411,966,017 44,632 (53,711,752) 1,912,265,296 (12,759,020) (63,390,539) 13,933,838 1,850,049,575 (1) Refers to: adjustments for excluding the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, etc.); (2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to differences in accounting standards used in management reports and in the financial statements of the Company that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business combinations and insurance contracts; (4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and (5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization. As shown in the table and note (2) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected losses of financial assets – R$721 million (2024 – R$(1,823 million) – R$(413) million (2024 – R$(387) million); (ii) others – R$(1,168) million (2024 – R$3,103 million) – R$1 million (2024 – R$45 million); (iii) insurance contracts – R$1,623 million (2024 – R$1,835 million) – R$(553) million (2024 – R$(595) million); and (iv) business combination - R$4,869 million (2024 – R$4,807 million) – R$63 million (2024 – R$115 million). BRADESCO | Consolidated Financial Statements in IFRS 78 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 39) TRANSACTIONS WITH RELATED PARTIES The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows: R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total On September 30, 2025 On December 31, 2024 On September 30, 2025 On December 31, 2024 On September 30, 2025 On December 31, 2024 On September 30, 2025 On December 31, 2024 Assets Securities and derivative financial instruments - - 16,536 569,106 - - 16,536 569,106 Loans and advances to customers and other assets 10 9 4,648,955 2,850,123 178,340 168,778 4,827,305 3,018,910 Liabilities Customer and financial institution resources 5,551,176 3,984,694 1,255,299 1,135,148 435,326 457,928 7,241,801 5,577,770 Funds from securities and subordinated debt issued 27,296,926 22,980,518 - - 963,071 711,521 28,259,997 23,692,039 Other liabilities (4) 2,861,069 2,873,187 12,732,660 13,384,216 1,273 1,527 15,595,002 16,258,930 Nine-month period ended September 30 - R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total 2025 2024 2025 2024 2025 2024 2025 2024 Income/(expenses) Net interest income (3,209,705) (2,162,062) (211,649) 30,958 (155,844) (105,257) (3,577,198) (2,236,361) Income from services provided 112 92 323,179 103,180 321 47 323,612 103,319 Other expenses net of other operating revenues 158,532 79,642 (2,100,121) (2,089,521) (54,648) (16,396) (1,996,237) (2,026,275) (1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.; (2) Companies listed in Note 13; (3) Members of the Board of Directors and the Board of Executive Officers; and (4) Includes interest on equity. BRADESCO | Consolidated Financial Statements in IFRS 79 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements a) Remuneration of key management personnel The following is established each year at the Annual Shareholders’ Meeting: • The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and • The amount allocated to finance Management Supplementary Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate). For 2025, the maximum amount of R$1,183,531 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$53,824 thousand to cover supplementary pension plan defined contributions. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions. The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel. R$ thousands For the three-month period ended September 30 Nine-month period ended September 30 2025 2024 2025 2024 Short, medium and long-term remuneration 291,018 112,820 861,016 357,699 Post-employment - Pension Plans 12,480 140,419 38,375 405,470 Total 303,498 253,239 899,391 763,169 b) Equity participation The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco: Direct ownership On September 30, 2025 On December 31, 2024 Common shares 0.32% 0.32% Preferred shares 1.07% 0.90% Total shares (1) 0.70% 0.61% (1) On September 30, 2025, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.15% of common shares, 1.10% of preferred shares and 1.63% of all shares (on December 31, 2024 – 1.62% of common shares, 0.96% of preferred shares and 1.29% of all shares). BRADESCO | Consolidated Financial Statements in IFRS 80 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 40) RISK MANAGEMENT The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity. The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors. Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements. 40.1. Capital Management The Basel Ratio is part of the set of indicators monitored in the process of Capital Management Its purpose is to measure capital adequacy in relation to risk exposure. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. Throughout the analyzed period, Bradesco complied with all minimum regulatory requirements. Calculation basis - Basel Ratio R$ thousands Basel III On September 30, 2025 On December 31, 2024 Prudential Conglomerate Regulatory capital - values Common equity 121,615,610 106,012,668 Level I 142,577,729 124,632,919 Reference Equity - RE 169,227,988 149,109,173 Risk-weighted assets (RWA) - amounts Total RWA 1,067,378,808 1,008,667,813 Regulatory capital as a proportion of RWA Index of Common equity - ICP 11.4% 10.5% Tier I Capital 13.4% 12.4% Basel Ratio 15.9% 14.8% Additional Common Equity (ACP) as a proportion of RWA Additional Common Equity Conservation - ACPConservation 2.50% 2.50% Additional Contracyclic Common Equity - ACPContracyclic 0.00% 0.00% Additional Systemic Importance of Common Equity - Systemic ACPS 1.00% 1.00% Total ACP (1) 3.50% 3.50% Excess Margin of Common Equity 3.39% 2.51% Leverage Ratio (AR) Total exposure 2,019,475,069 1,860,789,433 AR 7.1% 6.7% Short Term Liquidity Indicator (LCR) Total High Quality Liquid Assets (HQLA) 223,244,138 184,606,844 Total net cash outflow 146,257,369 130,795,356 LCR 152.6% 141.1% Long Term Liquidity Indicator (NSFR) Available stable funding (ASF) 1,074,577,174 991,711,546 Stable resources required (RSF) 885,448,501 818,326,687 NSFR 121.4% 121.2% (1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers. BRADESCO | Consolidated Financial Statements in IFRS 81 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 40.2. Credit risk Measurement of Credit Risk Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance. The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes. The estimate of expected loss of financial assets is divided into three categories (stages): • Stage 1: Financial assets with no significant increase in credit risks; • Stage 2: Financial assets with significant increase in credit risks; and • Stage 3: Financial assets that are credit impaired. The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below: Retail and Wholesale Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt; • Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD). The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and BRADESCO | Consolidated Financial Statements in IFRS 82 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses. The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation. EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer. Credit Risk Exposure We present below the maximum credit risk exposure of the financial instruments: R$ thousands On September 30, 2025 On December 31, 2024 Gross value Expected credit loss Gross value Expected credit loss Financial assets Cash and balances with banks (Note 5) 136,568,277 - 146,614,670 - Financial assets at fair value through profit or loss (Note 6) 477,524,888 (90,692) 371,883,348 - Financial assets at fair value through other comprehensive income (Note 8) (1) 125,735,914 (6,609) 156,292,584 (14,306) Loans and advances to banks (Note 10) 237,139,862 - 196,421,127 (187,829) Loans and advances to customers (Note 11) 755,068,408 (47,386,499) 720,239,586 (47,857,481) Securities at amortized cost (Note 9) 258,228,483 (5,844,480) 273,148,967 (6,157,000) Other assets (Note 16) 77,354,521 - 81,195,242 - Commitments to extend credit (Note 11 and 24) 356,524,267 (1,918,397) 342,660,453 (2,447,791) Financial guarantees (Note 11 and 24) 118,237,870 (1,257,918) 119,229,609 (1,257,645) Total risk exposure 2,542,382,490 (56,504,595) 2,407,685,586 (57,922,052) (1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses. Loans and advances to customers Concentration of credit risk R$ thousands On September 30, 2025 On December 31, 2024 Largest borrower 0.5% 0.7% 10 largest borrowers 3.7% 4.4% 20 largest borrowers 5.5% 7.0% 50 largest borrowers 8.5% 10.9% 100 largest borrowers 11.2% 14.0% BRADESCO | Consolidated Financial Statements in IFRS 83 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements By Economic Activity Sector The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates. R$ thousands On September 30, 2025 % On December 31, 2024 % Public sector 6,960,471 0.9 6,853,540 1.0 Private sector 748,107,937 99.1 713,386,046 99.0 Total 755,068,408 100.0 720,239,586 100.0 Companies 326,357,758 43.2 316,936,343 44.0 Real estate and construction activities 24,146,267 3.2 23,610,490 3.3 Retail 38,661,937 5.1 37,709,778 5.2 Services 100,099,905 13.3 79,995,896 11.1 Transportation and concession 27,807,322 3.7 28,680,534 4.0 Automotive 6,975,483 0.9 7,553,422 1.0 Food products 14,532,294 1.9 13,677,857 1.9 Wholesale 19,320,271 2.6 20,378,978 2.8 Production and distribution of electricity 8,673,177 1.1 8,633,777 1.2 Oil, derivatives and aggregate activities 5,522,781 0.7 6,918,329 1.0 Other industries 80,618,321 10.7 89,777,282 12.5 Individuals 428,710,650 56.8 403,303,243 56.0 Credit Risk Mitigation Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees. Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment. BRADESCO | Consolidated Financial Statements in IFRS 84 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The table below shows the fair value of guarantees of loans and advances to customers. R$ thousands On September 30, 2025 On December 31, 2024 Book value (1) Fair Value of Guarantees Book value (1) Fair Value of Guarantees Companies 326,357,758 169,776,713 316,936,343 177,693,556 Stage 1 293,013,619 153,606,328 284,237,991 167,357,458 Stage 2 10,250,338 5,939,649 6,946,383 5,014,721 Stage 3 23,093,801 10,230,736 25,751,969 5,321,377 Individuals 428,710,650 293,933,246 403,303,243 278,052,177 Stage 1 370,492,444 262,437,980 347,118,719 248,932,254 Stage 2 24,711,861 18,846,138 21,911,700 18,284,746 Stage 3 33,506,345 12,649,128 34,272,824 10,835,177 Total 755,068,408 463,709,959 720,239,586 455,745,733 (1) Of the total balance of loan operations, R$319,339,283 thousand (December 31, 2024 – R$438,532,231 thousand) refers to operations without guarantees. 40.3. Market risk Financial Exposure – Trading Portfolio (Fair Value) Risk factors R$ thousands On September 30, 2025 On December 31, 2024 Assets Liabilities Assets Liabilities Fixed rates 38,970,502 14,482,108 124,477,896 10,549,194 IGP-M (General Index of market pricing) / IPCA (Consumer price index) 6,772,893 3,867,115 2,438,885 2,010,863 Exchange coupon 387,873 - 668,191 - Foreign Currency 8,613,550 8,118,225 14,134,242 13,689,527 Equities 16,279,787 16,527,445 10,344,471 9,979,524 Sovereign/Eurobonds and Treasuries 16,397,649 16,164,007 21,988,976 19,627,310 Other 5,095,480 1,720,033 2,839,750 235,287 Total 92,517,734 60,878,933 176,892,411 56,091,705 VaR Internal Model – Trading Portfolio The 1-day VaR of Trading Portfolio net of tax effects was R$27,617 thousand as of September 30, 2025, with the options risk factor classified in the IGP-M/IPCA rates group as the largest share of the Portfolio’s risk. Risk factors R$ thousands On September 30, 2025 On December 31, 2024 Fixed rates 2,992 1,395 IGPM/IPCA 13,864 5,403 Exchange coupon 101 181 Foreign Currency 5,199 4,580 Sovereign/Eurobonds and Treasuries 2,761 4,112 Equities 2,915 2,829 Other 11,624 7,155 Correlation/diversification effect (11,840) (9,480) VaR at the end of the period 27,616 16,175 Average VaR in the period 22,403 14,916 Minimum VaR in the period 9,836 4,982 Maximum VaR in the period 47,490 45,150 BRADESCO | Consolidated Financial Statements in IFRS 85 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements VaR Internal Model – Regulatory Portfolio The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon1 (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a tenday horizon and are net of tax effects. Risk factors R$ thousands On September 30, 2025 On December 31, 2024 VaR Stressed VaR Stressed Interest rate 53,867 115,728 20,444 23,846 Exchange rate 35,202 57,309 24,497 21,405 Commodity price (Commodities) 1,328 1,847 995 2,247 Equities 24,322 52,050 23,212 30,064 Correlation/diversification effect (34,319) (108,226) (19,896) (28,643) VaR at the end of the period 80,400 118,708 49,252 48,919 Average VaR in the period 67,237 78,793 67,082 98,963 Minimum VaR in the period 33,671 26,010 32,264 33,126 Maximum VaR in the period 141,291 185,645 124,674 272,495 Note: Ten-day horizon VaR net of tax effects. To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier. VaR Internal Model – Backtesting The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated. The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor. The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level none of the time in the hypothetical and effective view, in September/2025. In June/2025, the daily results corresponding to the last 250 business days exceeded the respective VaR with the 99% confidence level none of the time in the hypothetical and effective view. 1 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted. BRADESCO | Consolidated Financial Statements in IFRS 86 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as “Bad luck or the markets moved in a way not predicted by the model”, that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model. Stress Analysis – Trading Portfolio The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario: R$ thousands On September 30, 2025 On December 31, 2024 At the end of the year 199,314 124,714 Average in the year 130,368 238,134 Minimum in the year 51,893 98,257 Maximum in the year 354,628 473,851 Note: Values net of tax effects. Sensitivity Analysis of Financial Exposures The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions as shown in the examples below: Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices; Scenario 2: 25.0% stresses were determined based on market information; and Scenario 3: 50.0% stresses were determined based on market information. The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company. BRADESCO | Consolidated Financial Statements in IFRS 87 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Sensitivity Analysis – Trading Portfolio R$ thousands Trading Portfolio (1) On September 30, 2025 On December 31, 2024 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (111) (39,074) (74,994) (69) (24,757) (50,192) Price indexes Exposure subject to variations in price index coupon rates (1,006) (173,445) (317,103) (110) (9,118) (16,071) Exchange coupon Exposure subject to variations in foreign currency coupon rates (6) (759) (1,504) (5) (670) (1,330) Foreign currency Exposure subject to exchange rate variations (2,724) (68,107) (136,215) (2,401) (60,037) (120,073) Equities Exposure subject to variation in stock prices 1,362 34,053 68,106 (1,971) (49,268) (98,536) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 78 7,874 13,771 (26) (6,451) (13,634) Other Exposure not classified in other definitions (80) (2,008) (4,017) (61) (1,515) (3,029) Total excluding correlation of risk factors (2,487) (241,466) (451,956) (4,643) (151,816) (302,865) (1) Values net of taxes; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 347 bps and 674 bps (scenarios 2 and 3 respectively) on September 30, 2025 (on December 31, 2024 - the values were approximately 372 bps and 722 bps in scenarios 2 and 3 respectively). Sensitivity Analysis – Trading and Banking Portfolios R$ thousands Trading and Banking Portfolios (1) On September 30, 2025 On December 31, 2024 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (10,873) (3,714,950) (7,281,878) (10,217) (4,085,285) (7,975,990) Price indexes Exposure subject to variations in price index coupon rates (17,934) (2,820,585) (4,975,960) (12,890) (2,209,541) (3,908,207) Exchange coupon Exposure subject to variations in foreign currency coupon rates (1,592) (194,435) (378,030) (1,834) (262,983) (507,774) Foreign currency Exposure subject to exchange rate variations (7,374) (184,358) (368,716) (5,335) (133,384) (266,768) Equities Exposure subject to variation in stock prices (26,993) (674,823) (1,349,645) (32,045) (801,129) (1,602,258) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 1,776 171,834 333,322 2,296 272,371 525,099 Other Exposure not classified in other definitions (82) (2,051) (4,102) (45) (1,115) (2,230) Total excluding correlation of risk factors (63,072) (7,419,368) (14,025,009) (60,070) (7,221,066) (13,738,128) (1) Values net of taxes; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 347 bps and 676, bps (scenarios 2 and 3 respectively) on September 30, 2025 (on December 31, 2024 - the values were approximately 372 bps and 726 bps in scenarios 2 and 3 respectively). BRADESCO | Consolidated Financial Statements in IFRS 88 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 40.4. Liquidity risk Undiscounted cash flows of financial liabilities and insurance contracts The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows. R$ thousands Up to 1 month From 1 to 3 months From 3 months to 1 year From 1 to 5 years More than 5 years Total on September 30, 2025 Total on December 31, 2024 Deposits from banks 242,702,057 20,495,948 39,253,890 21,611,806 2,627,335 326,691,036 353,942,812 Deposits from customers 172,366,315 24,537,071 118,327,009 289,922,214 1,101,125 606,253,734 617,308,449 Funds from securities issued 9,945,081 29,680,038 60,480,529 182,391,368 10,780,708 293,277,724 254,136,285 Subordinated debts 647,745 74,417 2,183,618 3,299,530 83,438,451 89,643,761 106,160,891 Insurance contract liabilities 726,585,033 12,413,971 8,545,123 30,554,354 87,878,860 865,977,341 852,353,171 Other financial liabilities (1) 47,233,582 43,107,375 12,333,822 7,184,403 505,159 110,364,341 101,086,011 Total liabilities on September 30, 2025 1,199,479,813 130,308,820 241,123,991 534,963,675 186,331,638 2,292,207,937 Total liabilities on December 31, 2024 1,232,136,722 107,755,472 272,535,530 469,141,649 203,418,246 2,284,987,619 (1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds. The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets. The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately. In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used. BRADESCO | Consolidated Financial Statements in IFRS 89 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Undiscounted cash flows for derivatives All the derivatives of the Company are settled at net value, and include: • Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and • Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange. The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows. R$ thousands Up to 1 month From 1 to 3 months From 3 months to 1 year From 1 to 5 years More than 5 years Total on September 30, 2025 Total on December 31, 2024 Differential of swaps payable 436,352 19,169 683,960 154,075 12,412,622 13,706,178 15,833,154 Non-deliverable forwards 8,357,061 793,345 1,532,597 400,443 - 11,083,446 3,015,522 Purchased 4,616,521 789,038 1,489,474 400,091 - 7,295,124 255,209 Sold 3,740,540 4,307 43,123 352 - 3,788,322 2,760,313 Premiums of options 519,175 129,023 467,674 812,359 10,750 1,938,981 1,656,654 Other 1,385,460 782,274 1,437,536 539,611 - 4,144,881 2,504,000 Total of derivative liabilities on September 30, 2025 10,698,048 1,723,811 4,121,767 1,906,488 12,423,372 30,873,486 Total of derivative liabilities on December 31, 2024 3,251,465 986,235 2,573,578 4,008,358 12,189,694 23,009,330 BRADESCO | Consolidated Financial Statements in IFRS 90 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Statement of financial position by maturities The tables below show the financial assets and liabilities and insurance contract liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date: R$ thousands Current Non-current Total on September 30, 2025 Total on December 31, 1 to 30 days 2024 31 to 180 days 181 to 360 days 1 to 5 years More than 5 years No stated maturity Assets Cash and balances with banks 136,568,277 - - - - - 136,568,277 146,614,670 Financial assets at fair value through profit or loss 456,806,047 3,498,689 1,891,959 8,922,233 6,315,268 - 477,434,196 371,883,348 Financial assets at fair value through other comprehensive income 7,154,272 9,417,533 15,990,021 40,582,573 52,591,515 - 125,735,914 156,292,584 Loans and advances to customers, net of impairment 201,283,052 139,295,133 100,163,313 179,141,497 87,798,914 - 707,681,909 672,382,105 Loans and advances to banks, net of impairment 167,340,145 60,831,941 7,479,592 1,488,184 - - 237,139,862 196,233,298 Securities, net of provision for expected losses 3,754,091 22,059,104 26,149,486 139,969,927 60,451,395 - 252,384,003 266,991,967 Other financial assets (1) 38,887,368 20,059,690 7,619,125 8,310,508 2,477,830 - 77,354,521 81,195,242 Total financial assets on September 30, 2025 1,011,793,252 255,162,090 159,293,496 378,414,922 209,634,922 - 2,014,298,682 Total financial assets on December 31, 2024 910,635,292 197,604,624 124,564,422 451,709,544 207,079,332 1,891,593,214 Liabilities Deposits from banks 310,740,897 37,486,142 18,674,808 19,432,404 1,321,040 - 387,655,291 361,818,310 Deposits from customers (2) 197,307,329 51,559,859 90,200,904 321,102,491 458,838 - 660,629,421 644,338,463 Funds from securities issued 14,885,937 62,364,891 37,766,075 173,955,160 8,359,162 - 297,331,225 257,977,344 Subordinated debts 646,584 462,065 1,579,325 2,617,361 25,694,970 20,962,120 51,962,425 57,458,927 Other financial liabilities (3) 47,233,582 43,107,375 12,333,822 7,184,403 505,159 - 110,364,341 101,086,011 Financial liabilities at fair value through profit or loss 2,081,112 3,472,009 2,320,658 8,881,466 4,387,368 - 21,142,613 16,240,611 Expected credit losses - Loan Commitments 359,571 897,631 571,186 46,140 43,869 - 1,918,397 2,447,791 Financial guarantees 1,051,637 29,475 129,659 46,784 363 - 1,257,918 1,257,645 Insurance contract liabilities (2) 340,379,806 12,104,503 8,067,916 24,352,605 24,637,884 - 409,542,714 378,792,820 Total financial liabilities on September 30, 2025 914,686,455 211,483,950 171,644,353 557,618,814 65,408,653 20,962,120 1,941,804,345 Total financial liabilities on December 31, 2024 885,388,340 180,580,649 214,445,408 459,523,561 62,859,713 18,620,251 1,821,417,922 (1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values; (2) Demand and savings deposits and insurance contract liabilities, represented by “VGBL” and “PGBL” products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and (3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans. BRADESCO | Consolidated Financial Statements in IFRS 91 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date: R$ thousands Current Non-current Total on September 30, 2025 Total on December 31, 2024 Assets Total financial assets 1,426,248,838 588,049,844 2,014,298,682 1,891,593,214 Non-current assets held for sale 3,724,809 - 3,724,809 3,494,950 Investments in associated companies - 12,653,425 12,653,425 11,029,012 Premises and equipment - 9,013,300 9,013,300 10,220,444 Intangible assets and goodwill - 24,162,856 24,162,856 23,749,208 Current income and other tax assets 4,031,494 9,138,265 13,169,759 11,764,176 Deferred tax liabilities 29,940,580 79,370,927 109,311,507 101,808,543 Other assets 13,040,077 3,400,309 16,440,386 15,824,815 Total non-financial assets 50,736,960 137,739,082 188,476,042 177,891,148 Total assets on September 30, 2025 1,476,985,798 725,788,926 2,202,774,724 Total assets on December 31, 2024 1,292,074,023 777,410,339 2,069,484,362 Liabilities Total financial liabilities 1,297,814,758 643,989,587 1,941,804,345 1,821,417,922 Other provisions 6,176,950 14,450,089 20,627,039 20,033,774 Current income tax liabilities 1,955,172 - 1,955,172 2,043,616 Deferred tax liabilities - 1,879,650 1,879,650 1,664,666 Other liabilities 56,269,472 4,094,619 60,364,091 55,381,892 Total non-financial liabilities 64,401,594 20,424,358 84,825,952 79,123,948 Total shareholders’ equity - 176,144,427 176,144,427 168,942,492 Total equity and liabilities on September 30, 2025 1,362,216,352 840,558,372 2,202,774,724 Total equity and liabilities on December 31, 2024 1,339,534,649 729,949,713 2,069,484,362 BRADESCO | Consolidated Financial Statements in IFRS 92 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 40.5. Fair value of financial assets and liabilities The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels: R$ thousands On September 30, 2025 Level 1 Level 2 Level 3 Fair Value Financial assets at fair value through profit or loss 399,935,856 52,433,124 2,227,747 454,596,727 Brazilian government bonds 346,965,118 65 - 346,965,183 Corporate debt and marketable equity securities 36,339,151 16,439,343 2,227,747 55,006,241 Bank debt securities 327,618 35,993,716 - 36,321,334 Mutual funds 16,216,537 - - 16,216,537 Foreign governments securities 33,153 - - 33,153 Brazilian sovereign bonds 54,279 - - 54,279 Derivatives 1,409,386 852,608 (567,138) 1,694,856 Derivative financial instruments (assets) 10,741,238 11,838,072 258,159 22,837,469 Derivative financial instruments (liabilities) (9,331,852) (10,985,464) (825,297) (21,142,613) Financial assets at fair value through other comprehensive income 122,710,836 2,044,043 981,035 125,735,914 Brazilian government bonds 101,579,472 - 8,043 101,587,515 Corporate debt securities 3,095,905 2,044,043 - 5,139,948 Bank debt securities 783,723 - - 783,723 Brazilian sovereign bonds 5,405,162 - - 5,405,162 Foreign governments securities 7,974,026 - - 7,974,026 Mutual funds 117,731 - - 117,731 Marketable equity securities and other stocks 3,754,817 - 972,992 4,727,809 Total 524,056,078 55,329,775 2,641,644 582,027,497 R$ thousands On December 31, 2024 Level 1 Level 2 Level 3 Fair Value Financial assets at fair value through profit or loss 308,064,812 41,731,862 2,251,689 352,048,363 Brazilian government bonds 263,224,363 - - 263,224,363 Corporate debt and marketable equity securities 30,626,530 8,759,461 2,251,689 41,637,680 Bank debt securities 4,010,896 32,972,401 - 36,983,297 Mutual funds 9,368,468 - - 9,368,468 Foreign governments securities 468,521 - - 468,521 Brazilian sovereign bonds 366,034 - - 366,034 Derivatives (2,537,088) 6,551,467 (420,005) 3,594,374 Derivative financial instruments (assets) 3,199,679 16,497,753 137,553 19,834,985 Derivative financial instruments (liabilities) (5,736,767) (9,946,286) (557,558) (16,240,611) Financial assets at fair value through other comprehensive income 152,116,761 3,061,706 1,114,117 156,292,584 Brazilian government bonds 123,817,265 - 11,750 123,829,015 Corporate debt securities 1,467,682 182,142 - 1,649,824 Bank debt securities 1,115,295 2,879,564 17,438 4,012,297 Brazilian sovereign bonds 8,960,333 - - 8,960,333 Foreign governments securities 8,324,658 - - 8,324,658 Mutual funds 4,951,794 - - 4,951,794 Marketable equity securities and other stocks 3,479,734 - 1,084,929 4,564,663 Total 457,644,485 51,345,035 2,945,801 511,935,321 BRADESCO | Consolidated Financial Statements in IFRS 93 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3): R$ thousands Financial assets at fair value through profit or loss Financial assets at fair value through other comprehensive income Assets Derivative Liabilities Derivatives Total On December 31, 2023 801,331 1,564,028 152,986 (529,396) 1,988,949 Included in profit or loss (86,488) 28,174 - - (58,314) Included in other comprehensive income - (44,478) - - (44,478) Acquisitions 1,690,098 9,340 7,928 (30,121) 1,677,245 Write-offs (39,897) (54,499) - - (94,396) Transfers (to)/from other levels (1) - (15,283) - - (15,283) On September 30, 2024 2,365,044 1,487,282 160,914 (559,517) 3,453,723 On December 31, 2024 2,251,689 1,114,117 137,553 (557,558) 2,945,801 Included in profit or loss 570,970 1,798 - - 572,768 Included in other comprehensive income - (101,247) - - (101,247) Acquisitions 195,658 - 120,606 (267,739) 48,525 Write-offs (780,316) (16,195) - - (796,511) Transfer between categories 17,438 (17,438) - - - Transfers (to)/from other levels (1) (27,692) - - - (27,692) On September 30, 2025 2,227,747 981,035 258,159 (825,297) 2,641,644 (1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities: R$ thousands Financial assets at fair value through profit or loss Financial assets at fair value through other comprehensive income Total Net interest income 15,140 28,174 43,314 Net trading gains/(losses) realized and unrealized (101,628) (44,478) (146,106) Total on September 30, 2024 (86,488) (16,304) (102,792) Net interest income 478,508 1,799 480,307 Net trading gains/(losses) realized and unrealized 92,462 (101,248) (8,786) Total on September 30, 2025 570,970 (99,449) 471,521 Sensitivity analysis for financial assets classified as Level 3 R$ thousands On September 30, 2025 Impact on income (1) Impact on shareholders’ equity (1) 1 2 3 1 2 3 Interest rate in Reais (2) (627) (1,207) - (121) (234) Price indexes - (43) (81) - - - Exchange coupon (28) (3,220) (6,303) - - - Foreign currency 1,298 32,459 64,919 - - - Equities 10,680 267,005 534,011 5,351 133,787 267,573 (1) Values net of taxes. BRADESCO | Consolidated Financial Statements in IFRS 94 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below: Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices; Scenario 2: 25.0% stresses were determined based on market information; and Scenario 3: 50.0% stresses were determined based on market information. Financial instruments not measured at fair value The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels: R$ thousands On September 30, 2025 Fair Value Book value Level 1 Level 2 Level 3 Total Financial assets (1) Loans and advances · Financial Institutions - 237,156,073 - 237,156,073 237,139,862 · Customers - - 585,745,600 585,745,600 606,096,695 Securities at amortized cost 131,171,628 101,470,985 9,313,960 241,956,573 258,228,483 Financial liabilities Deposits from banks - - 387,533,976 387,533,976 387,655,291 Deposits from customers - - 657,280,704 657,280,704 660,629,421 Funds from securities issued - - 298,601,840 298,601,840 297,331,225 Subordinated debts - - 53,728,975 53,728,975 51,962,425 R$ thousands On December 31, 2024 Fair Value Book value Level 1 Level 2 Level 3 Total Financial assets (1) Loans and advances · Financial Institutions - 196,235,524 - 196,235,524 196,233,298 · Customers - - 727,760,109 727,760,109 720,239,586 Securities at amortized cost 151,449,296 98,794,868 10,067,466 260,311,630 273,148,967 Financial liabilities Deposits from banks - - 374,212,384 374,212,384 361,818,310 Deposits from customers - - 644,856,874 644,856,874 644,338,463 Funds from securities issued - - 259,054,688 259,054,688 257,977,344 Subordinated debts - - 58,990,729 58,990,729 57,458,927 (1) The amounts of loans and advances are presented net of the allowance for impairment losses. BRADESCO | Consolidated Financial Statements in IFRS 95 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements 40.6. Insurance/Underwriting risk Risk Concentration The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities: Insurance liabilities R$ thousands On September 30 2025 2024 Gross Reinsurance Net of tax Gross Reinsurance Net of tax Life 24,896,225 40,442 24,855,783 23,659,942 25,008 23,634,934 Pension plans 362,337,547 - 362,337,547 328,090,622 - 328,090,622 Non-Life 3,742,736 29,778 3,712,958 3,421,380 59,679 3,361,701 Health (Health and Dental) 18,566,139 - 18,566,139 16,705,308 - 16,705,308 Sensitivity test The purpose of the sensitivity test is to measure Group's impacts on the result, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date. As risk factors, the following premises were elected: • Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Group. The test evaluated the impact of an increase in the risk-free interest rate curve; • Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts; • Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and • Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Group received for the contract. The test assessed the impact of an increase in claims. Sensitivity test results The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor: On September 30, 2025 - R$ thousand Interest Rate - Variation of +5% (*) Results in the insurance liabilities (**) Pension Plans (288,324) (*) To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized. On September 30, 2025 - R$ thousand Longevity (Improvement) - Variation of +0,2% Results in the insurance liabilities (**) Pension Plans (18,241) (**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract. BRADESCO | Consolidated Financial Statements in IFRS 96 Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements Sensitivity tests on Conversion and Income of the Pension and Life product longevity were not presented as they resulted in zero impact. For non-life insurance, collective life and health including dental insurance, the table below shows the impact in expenses with claims on the Group's income, if there was an increase of 1 percentage point in the accident rate, in the last nine-months of the calculation base date: Sensitivity - 1% Variation R$ thousands Gross of reinsurance Net of reinsurance On September 30, 2025 On September 30, 2024 On September 30, 2025 On September 30, 2024 Non-Life (44,257) (41,812) (44,055) (41,605) Life (29,238) (27,963) (29,041) (27,800) Health (Health and Dental) (183,943) (166,450) (183,943) (166,450) 41) SUPPLEMENTARY PENSION PLANS Total contributions made, in the nine-month period ended September 30, 2025, were R$291,548 thousand (R$840,297 thousand in September 30,2024). 42) OTHER INFORMATION a) On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress. b) On August 8, 2024, we, through our direct subsidiaries, firmed an Investment Agreement with John Deere Brasil S.A. (John Deere Brasil), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to further strengthen our position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere group’s equipment, parts and services. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed. c) On September 1, 2025, Banco Bradesco S.A. (“Bradesco”) announced to its shareholders and the market in general that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A., the latter controlling company of the Bradesco Seguros Group, entered into, on that date, an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D'Or in the “Atlântica D’Or” hospital network (“Transaction”), thus expanding the partnership entered into with Rede D’Or, announced to the market on May 8 and November 1, 2024 (“Partnership”), maintaining the existing corporate structure, with a 50.01% interest for Rede D’Or and 49.99% for Atlântica. The medical management of Hospital Glória D'Or will be the responsibility of Rede D'Or. The completion of the transaction is subject to the fulfillment of certain conditions precedent, typical of transactions of this nature, including the necessary regulatory approvals. BRADESCO | Consolidated Financial Statements in IFRS 97 Conso lidated Financial Statements | Management Bodies Reporting Date October 1, 2025 Board of Directors Chairman Luiz Carlos Trabuco Cappi Vice Chairman Alexandre da Silva Glüher Members Denise Aguiar Alvarez Maurício Machado de Minas Rubens Aguiar Alvarez Octavio de Lazari Junior Rogério Pedro Câmara Independent Members Samuel Monteiro dos Santos Junior Walter Luís Bernardes Albertoni Paulo Roberto Simões da Cunha Denise Pauli Pavarina Board of Executive Officers Chief Executive Officer Marcelo de Araújo Noronha Executive Vice-Presidents Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Bruno D´Avila Melo Boetger Executive Officers João Carlos Gomes da Silva Roberto de Jesus Paris Oswaldo Tadeu Fernandes Juliano Ribeiro Marcílio André Luís Duarte de Oliveira Cintia Scovine Barcelos de Souza Fernando Freiberger José Augusto Ramalho Miranda Marcos Valério Tescarolo Renata Geiser Mantarro Vinicius Urias Favarão Silvana Rosa Machado Túlio Xavier de Oliveira Francesco Di Marcello Júlio César Bueno Officers Affonso Correa Taciro Junior Afranio Carlos Camargo Dantzger Alessandro Zampieri Alexandre Cesar Pinheiro Quercia Alexandre Panico Ana Luisa Rodela Blanco André Costa Carvalho André David Marques André Ferreira Gomes Antônio Campanha Junior Bráulio Miranda Oliveira Bruno Funchal Bruno Rosa Cardoso Carlos Henrique Villela Pedras Carlos Wagner Firetti Clayton Neves Xavier Cristiano Adjuto e Campos Cristina Coelho de Abreu Pinna Daniela Pinheiro de Castro Danilo Luís Damasceno Fábio Monteiro Chehab Fabio Suzigan Dragone Fernando Antônio Tenório Fernando Honorato Barbosa * Fernando Julião de Souza Amaral Francisco Armando Aranda Jeferson Ricardo Garcia Honorato José Leandro Borges Juliana Laham Julio Cardoso Paixão Júlio César de Almeida Guedes Layette Lamartine Azevedo Junior Leandro José Diniz Leandro Karam Correa Leite Leandro Marçal Araújo Letícia Cardelli Buso Gomes Lucas Nogueira e Nogueira Luís Claudio de Freitas Coelho Pereira Luiz Philipe Roxo Biolchini Manoel Guedes de Araujo Neto Marcelo Souza Ramos Márcio Renato Ribeiro Silva Marco Aurélio Galicioli Marcos Alexandre Pina Cavagnoli Marcos Daniel Boll Marina Bauab Carvalho Werebe Marina Claudia González Martin de Carvalho Marina Gravina Veasey Mateus Pagotto Yoshida Nairo José Martinelli Vidal Júnior Nathalia Lobo Garcia Miranda Patrícia Kessler de Assumpção Rafael Forte Araújo Cavalcanti Rafael Padilha de Lima Costa Ricardo Eleutério da Silva Roberto França Roberto Medeiros Paula Romero Gomes de Albuquerque Rubia Becker Ruy Celso Rosa Filho Soraya Bahde Telma Maria dos Santos Calura Vasco Azevedo Vinícius Panaro Regional Officers Altair Luiz Guarda Amadeu Emilio Suter Neto César Cabús Berenguer Silvany Deborah D’Avila Pereira Campani Santana Edmir José Domingues Hebercley Magno dos Santos Lima José Roberto Guzela Marcelo Magalhães Marcos Alberto Willemann Nelson Pasche Junior Welder Coelho de Oliveira Committees Subordinated to the Board of Directors Statutory Committees Audit Committee Paulo Ricardo Satyro Bianchini – Coordinator Amaro Luiz de Oliveira Gomes – Qualified Member Antônio José da Barbara - Member Samuel Monteiro dos Santos Junior - Member Remuneration Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Samuel Monteiro dos Santos Junior Fabio Augusto Iwasaki (Non-Manager) Non-Statutory Committees Ethics Integrity and Conduct Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Walter Luís Bernardes Albertoni Rubens Aguiar Alvarez Octavio de Lazari Junior Rogério Pedro Câmara Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Vinicius Urias Favarão Silvana Rosa Machado Ivan Luiz Gontijo Júnior Affonso Correa Taciro Junior Risk Committee Maurício Machado de Minas - Coordinator Paulo Roberto Simões da Cunha Rogério Pedro Câmara Nomination and Succession Planning Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Octavio de Lazari Junior Marcelo de Araújo Noronha Sustainability and Diversity Committee Rogério Pedro Câmara - Coordinator Alexandre da Silva Glüher Denise Aguiar Alvarez Maurício Machado de Minas Walter Luís Bernardes Albertoni Denise Pauli Pavarina Octavio de Lazari Junior Marcelo de Araújo Noronha Bruno D’Avila Melo Boetger Juliano Ribeiro Marcílio Silvana Rosa Machado André Costa Carvalho Fabiana Costa Tolentino Strategic Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Samuel Monteiro dos Santos Junior Denise Pauli Pavarina Octavio de Lazari Junior Marcelo de Araújo Noronha Vinicius Urias Favarão Committee Subordinated to the Chief Executive Officer Disclosure Executive Committee André Costa Carvalho - Coordinator Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Roberto de Jesus Paris Oswaldo Tadeu Fernandes Vinicius Urias Favarão Ivan Luiz Gontijo Júnior Antônio Campanha Junior Marina Claudia González Martin de Carvalho Vinícius Panaro Fiscal Council Sitting Members José Maria Soares Nunes Joaquim Caxias Romão Vicente Carmo Santo Ludmila de Melo Souza Ava Cohn Deputy Members Frederico William Wolf Artur Padula Omuro Luiz Eduardo Nobre Borges Mônica Pires da Silva Marcos Aparecido Galende Ombudsman Department Marcos Daniel Boll - Ombudsman General Accounting Department Vinícius Panaro Accountant – CRC 1SP324844/O-6 * * election pending approval by BACEN, consequently they did not take office appointment/election pending approval by BACEN, consequently they did not take office BRADESCO | Consolidated Financial Statements in IFRS 98 Independent Auditors’ Report on condensed consolidated interim financial statements To Board of Directors and Shareholders of Banco Bradesco S.A. Osasco – SP Introduction We have reviewed the condensed consolidated interim financial statements of Banco Bradesco S.A. and its subsidiaries ("Bradesco" or "Bank") as of September 30, 2025, which comprise the consolidated statements of financial position as of September 30, 2025 and the related condensed consolidated statements of income, comprehensive income for the three and nine-month period then ended, and changes in shareholders' equity and cash flows for the nine-month period then ended, and notes to the condensed consolidated interim financial statements. Bradesco’s management is responsible for the preparation and presenting of these condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. Scope of review Scope of review We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements, as of September 30, 2025, are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting. São Paulo, October 28, 2025 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Cláudio Rogélio Sertório Accountant CRC 1SP212059/O-0 BRADESCO | Consolidated Financial Statements in IFRS 99 Consolidated Financial Statements in IFRS | Fiscal Council’s Report The Fiscal Council’s members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the third quarter of 2025 and, based on the information received in meetings with: (i) administrators and area managers; (ii) Audit Committee; and (iii) KPMG Auditores Independentes Ltda. and in your reports, concluded that the cited documents examined adequately reflect Group’s equity and financial situation. Cidade de Deus, Osasco, SP, October 28, 2025. José Maria Soares Nunes Joaquim Caxias Romão Vicente Carmo Santo Ludmila de Melo Souza Ava Cohn For further information, please contact: André Carvalho Investor Relations Officer investors@bradesco.com.br Cidade de Deus, s/n – Red Building – 2nd floor Osasco-SP Brazil banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.